

FUJI PHOTO FILM CO., LTD.
IR Office, Corporate Communications Div.
26-30, NISHIAZABU 2-CHOME
MINATO-KU, TOKYO 106-8620, JAPAN
Telephone : 81-3-3406-2111
Facsimile : 81-3-3406-2193



January 13, 2006

Securities and Exchange Commission
500 N. Capitol Street
Washington D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH. D.C. 185 SECTION

Attention: Office of International Corporate Finance

RE: The file number "82-78"

Dear Sirs,

Exemption from registration under Section 12(g)
of the Securities Exchange Act of 1934

Please refer to our letter dated July 21, 1977 and the list of information enclosed therein relating to the subject matter. We are furnishing you with copies of the document itemized as per the said list.

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.
(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.
(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.
(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.
(e) A copy of Semiannual Report which is prepared in the English language.

Very truly yours,

FUJI PHOTO FILM CO., LTD.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

Junji Okada
General Manager
IR Office, Corporate Communications Div.

MM:ki
Enclosures

中間配当に関する株主確定日の公告

当社定款第31条の規定により、来る９月30日は中間配当（商法第293条ノ5に基づく金銭の分配）の支払いを受けるべき株主の確定日でありますので公告いたします。

平成17年９月14日

FUJIFILM

富士写真フイルム株式会社
神奈川県南足柄市中沼210番地

名義書換代理人事務取扱所
東京都江東区東砂七丁目10番11号
UFJ信託銀行株式会社証券代行部

The file number "82-78"

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.

The file number "82-78"

(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.

半 期 報 告 書

（第110期中）

自　平成17年４月１日

至　平成17年９月30日

富士写真フイルム株式会社

(269001)

第110期中（自平成17年４月１日　至平成17年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年12月21日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

富士写真フイルム株式会社

目　　次

頁

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成17年12月21日
【中間会計期間】	第110期中(自　平成17年４月１日　至　平成17年９月30日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第108期中	第109期中	第110期中	第108期	第109期
会計期間		自 平成15年 4月1日 至 平成15年 9月30日	自 平成16年 4月1日 至 平成16年 9月30日	自 平成17年 4月1日 至 平成17年 9月30日	自 平成15年 4月1日 至 平成16年 3月31日	自 平成16年 4月1日 至 平成17年 3月31日
売上高	(百万円)	1,259,779	1,252,925	1,303,580	2,566,725	2,527,374
税引前利益	(百万円)	81,063	105,935	63,556	164,948	162,346
中間(当期)純利益	(百万円)	41,112	52,706	33,114	82,317	84,500
純資産額	(百万円)	1,703,648	1,831,348	1,901,229	1,749,882	1,849,102
総資産額	(百万円)	3,006,953	2,996,808	3,006,281	3,023,509	2,983,457
１株当たり純資産額	(円)	3,319.28	3,569.07	3,733.09	3,409.80	3,630.67
１株当たり中間(当期)純利益	(円)	80.10	102.71	65.02	160.38	164.78
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	―
自己資本比率	(%)	56.7	61.1	63.2	57.9	62.0
営業活動によるキャッシュ・フロー	(百万円)	159,585	125,322	107,602	327,358	219,361
投資活動によるキャッシュ・フロー	(百万円)	△95,700	△143,441	△100,826	△207,186	△312,401
財務活動によるキャッシュ・フロー	(百万円)	△25,226	△42,553	△35,483	△63,516	△83,406
現金及び現金同等物の中間期末(期末)残高	(百万円)	445,971	404,565	264,172	461,764	288,157
従業員数〔外、平均臨時雇用人員〕	(名)	73,646 〔9,270〕	74,870 〔9,976〕	76,430 〔10,525〕	73,164 〔9,186〕	75,638 〔10,260〕

(注) 1 当社の連結財務諸表は、米国で一般に公正妥当と認められる企業会計の基準に基づき作成しております。
2 売上高には、消費税等は含まれておりません。
3 潜在株式調整後１株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。
4 〔 〕内に臨時従業員の平均人員を外数で記載しております。
5 第109期中間連結会計期間より、従来、営業外収益・費用として計上しておりました一部の貸手リース取引にかかる受取利息及び支払利息を、売上高・売上原価に変更しております。これに伴い、第108期中間連結会計期間及び第108期の数値を組替再表示しております。

(2) 提出会社の経営指標等

回次		第108期中	第109期中	第110期中	第108期	第109期
会計期間		自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成15年4月1日 至 平成16年3月31日	自 平成16年4月1日 至 平成17年3月31日
売上高	(百万円)	376,339	395,528	354,508	771,234	761,688
経常利益	(百万円)	40,404	37,865	33,090	79,848	79,686
中間(当期)純利益	(百万円)	26,117	24,190	22,521	54,219	54,681
資本金	(百万円)	40,363	40,363	40,363	40,363	40,363
発行済株式総数	(株)	514,625,728	514,625,728	514,625,728	514,625,728	514,625,728
純資産額	(百万円)	1,484,338	1,526,541	1,567,029	1,513,980	1,542,240
総資産額	(百万円)	1,691,769	1,759,540	1,795,505	1,740,065	1,764,982
1株当たり純資産額	(円)	2,891.58	2,974.62	3,076.44	2,949.48	3,027.50
1株当たり中間(当期)純利益	(円)	50.88	47.13	44.21	105.40	106.40
潜在株式調整後1株当たり中間(当期)純利益	(円)	―	―	―	―	―
1株当たり中間(年間)配当額	(円)	12.50	12.50	12.50	25.00	25.00
自己資本比率	(%)	87.7	86.8	87.3	87.0	87.4
従業員数〔外、平均臨時雇用人員〕	(名)	9,410 〔1,207〕	9,359 〔1,164〕	9,144 〔1,126〕	9,363 〔1,186〕	8,914 〔1,156〕

(注) 1 売上高には、消費税等は含まれておりません。
2 潜在株式調整後1株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。
3 〔 〕内に臨時従業員の平均人員を外数で記載しております。

2 【事業の内容】

当社は、米国会計基準によって連結財務諸表を作成しているため、「関係会社」の定義は米国会計基準に基づいて開示しております。第２「事業の状況」第３「設備の状況」においても同様であります。

当社グループ(当社、連結子会社及び持分法適用会社)は、「より優れた技術に挑戦し、『映像と情報の文化』を創造し続けます」との企業理念の下、高度情報化社会にあってますます高まりを見せる映像へのニーズに応えるべく、先端技術を駆使して、より精細で美しい映像と情報の世界を実現するイメージング ソリューション、インフォメーション ソリューション、ドキュメント ソリューションを提供し、社会とお客様に信頼されるグローバル企業を目指しております。

当中間連結会計期間において、各事業部門に係る主な事業内容の変更はありません。

3 【関係会社の状況】

当中間連結会計期間における、重要な関係会社の異動は以下のとおりであります。

(1) 当中間連結会計期間において以下の会社が新たに提出会社の関係会社となっております。

名称	住所	資本金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(名)	営業上の取引他
(関連会社) ㈱サンリッツ	東京都板橋区	1,411	プラスチック偏光板等の製造及び販売	30.5	―	当社の製品を原材料として購入しております。

(2) 富士機器工業㈱(連結子会社)とフジノン岡谷㈱(連結子会社)他３社は、平成17年４月１日に合併し、富士フイルムテクノプロダクツ㈱(連結子会社)となっております。

4 【従業員の状況】

(1) 事業の種類別セグメントにおける従業員数

平成17年9月30日現在

事業の種類別セグメントの名称	従業員数(名)
イメージング ソリューション	19,182 [4,580]
インフォメーション ソリューション	19,579 [2,029]
ドキュメント ソリューション	37,228 [3,894]
全社(共通)	441 [22]
合計	76,430 [10,525]

(注) 従業員は就業人員であり、臨時従業員は [ ] 内に当中間連結会計期間の平均人員を外数で記載しております。

(2) 提出会社の従業員の状況

平成17年9月30日現在

従業員数(名)	9,144 [1,126]

(注) 従業員は就業人員であり、臨時従業員は [ ] 内に当中間会計期間の平均人員を外数で記載しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間における世界経済を概観すると、米国経済は、引き続き個人消費が伸長するとともに企業の設備投資が増加するなど堅調に推移しました。また、アジア経済も、設備投資が活発な中国を中心に引き続き景気が拡大しました。一方、欧州経済については、個人消費の伸びが低調なこともあり、景気回復の足取りは鈍く推移しました。日本経済は、民間設備投資が増加してきているものの、雇用情勢には依然として厳しさが残っており、個人消費は緩やかな増加に止まっております。

このような状況下、当社グループ（当社、連結子会社及び持分法適用会社。以下、本項では「当社グループ」と記述します。）は、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供など、積極的な事業展開を図っております。具体的には、デジカメプリント需要拡大に向けた強力なキャンペーンの展開、当社グループの独自技術を搭載した高画質・高感度デジタルカメラの拡販、需要が旺盛なフラットパネルディスプレイ材料や印刷版材CTPプレートの生産能力増強、極細径化によって鼻からの挿入を可能にした内視鏡の普及促進、新技術を採用したオフィス向けデジタルカラー複合機の拡販など、事業領域の強化・拡大に努めました。また、構造改革への取り組みについては、写真感光材料事業や電子映像事業を中心とした生産体制の再編、さらには複写機・プリンター生産拠点の中国への集約など、さまざまな課題を迅速果断に推進しております。

当中間連結会計期間の連結売上高は、カラーフィルムやデジタルミニラボの販売が減少しましたが、引き続き需要が旺盛なフラットパネルディスプレイ材料の売上が大幅に増加するとともに、海外を中心にデジタルカラー複合機やオフィスプリンターの販売が好調に推移したことに加えて、前年度に買収した新規連結子会社の売上が寄与したことや、ユーロに対する円安の進行による影響等により、1,303,580百万円(前年同期比4.0%増)となりました。利益につきましては、生産効率の改善や調達コストの低減、経費の重点使用などによるコストダウンに努めましたが、前年同期に一過性の要因である富士ゼロックスの厚生年金基金代行返上益が含まれていたこと、主要原材料価格の上昇によるコストアップ、新製品や新規事業創出に向けた研究開発費の増加、写真感光材料事業や電子映像事業を中心としたイメージング ソリューション部門における生産体制の再編など積極的に構造改革を推進したことに伴い費用が発生したこと等により、営業利益は、60,014百万円（同40.8%減）、税引前利益は、63,556百万円（同40.0%減）、中間純利益は33,114百万円（同37.2%減）となりました。

事業の種類別セグメントの業績は次の通りです。

① イメージング ソリューション部門

イメージング分野において、当社グループはデジタルからアナログ、画像の入力から出力まで、多様化し進化するニーズに対応した付加価値の高い製品・サービスを提供しております。とりわけ、デジタルカメラが広く全世界に普及する中、フィルムからのプリント出力需要の減少を補うデジカメプリントを当社グループの重点分野と位置付けており、各種施策を積極展開することで一層のビジネス拡大に取り組んでおります。具体的には、国内外で当社グループデジカメプリントの「カンタン、キレイ、色あせない」という特長を訴求しているほか、デジタルミニラボ「フロンティア」の設置拡大による「お店プリント」のインフラ整備を進めることで、プリント出力機会の増加を図っております。これらの取り組みが着実に効果を生んだこともあり、デジカメプリントの販売は大幅に拡大いたしました。「フロンティア」の販売については、新規導入需要に一服感が生じてはいるものの、顧客のニーズに合った製品を提供していくことで新たな需要先の開拓並びに導入を推進し「お店プリント」の拡大に繋げてまいります。デジタルカメラでは、国内においては、最高感度ISO1600で手ブレ・被写体ブレに強く、暗いところでもきれいに撮れる「FinePix F10」と薄型フルフラットボディの「FinePix Z1」が市場から高い評価を得たことなどが寄与し、販売が大きく好転しました。海外においては、価格競争が特に激しい北米市場で苦戦が続いております。当社グループはサプライチェーンマネジメントの改善や営業体制の見直しなどを通じて、同市場における競争力の確保を図ってまいります。カラーフィルムについては、引き続き厳しい事業環境にはあるものの、レンズ付フィルムは、北米市場において大手取引先向け供給が拡大し販売が好調に推移したほか、国内では、需要期である夏の花火シーズンに向けて「写ルンです Night & Day」のテレビCMを積極的に放映し、拡販を強化しました。営業利益につきましては、写真感光材料事業や電子映像事業を中心とした生産体制の再編など積極的に構造改革を推進したことに伴い費用が発生したこと、デジタルミニラボ、カラーフィルムの需要が減少したこと等により、減少しました。

本部門の連結売上高は、348,311百万円（同10.7%減）、営業損失は4,970百万円（前年同期は営業利益4,274百万円）となりました。

② インフォメーション ソリューション部門

フラットパネルディスプレイ材料事業では、主力の「フジタック」や「WVフィルム」の需要が引き続き堅調に推移しました。さらなる需要拡大が予想されるこれら製品の生産能力を増強するため、平成17年４月１日に、フラットパネルディスプレイ材料事業の一大生産拠点として「フジタック」の生産子会社となる「富士フイルム九州㈱」を発足させたほか、第２四半期にも既存の工場において新たに「フジタック」「WVフィルム」の生産設備を稼働させました。医療画像事業では、医療診断用製品の分野で、デジタル化の後押しを受けFCRやドライイメージャーなどの機器製品の販売が堅調に推移しました。内視鏡製品では、「経鼻内視鏡」を中心に着実に売上が増加しておりますが、同製品のさらなる普及促進を図るべく、「スーパーCCDハニカム™」や独自の画像処理技術により高画質を実現した新製品を本年９月より発売しております。また、医療画像事業に携わる販売スタッフの増員や販売拠点の増設を通じ、国内外で販売機能の強化を進めております。印刷システム事業では、世界的なCTP化の流れを受け製版フィルムの需要が減少しておりますが、当社グループのCTPシステム関連製品の販売は大幅に増加しております。旺盛な需要に対応してCTPプレート生産設備を順次稼働させているほか、市場拡大が期待される中国において平成17年４月１日に販売子会社を設立するなど、CTPの拡販強化を進めております。記録メディア事業では、ミッドレンジ系データストレージテープ並びにDVDディスク分野において

熾烈な競合状況が続いておりますが、両分野とも市場の拡大が続いていることもあり、売上が伸長しました。オフィス&インダストリー機材事業では、光学レンズ分野で、メガピクセル対応のレンズユニットの販売が着実に増加しました。さらに、半導体関連プロセス材料事業を展開する「FUJIFILM Electronic Materials U.S.A., Inc.」や、スクリーン印刷用インクや産業用インクジェット用インクなどのビジネスを担う「FUJIFILM Sericol UK Limited」をはじめとした新規連結子会社が売上の増加に寄与しております。営業利益につきましては、フラットパネルディスプレイ材料やCTPプレートを中心とした生産設備の拡充に関連して減価償却費が増加したこと、主要原材料価格上昇によるコストアップ等により、減少しました。

本部門の連結売上高は、415,209百万円（同10.5%増）、営業利益は35,306百万円（同4.0%減）となりました。

③ ドキュメント ソリューション部門

オフィスプロダクト事業では、国内において、電子文書法や個人情報保護法の施行に伴う文書セキュリティ強化や文書の統合管理ニーズの高まりに対応し、ネットワーク機能が充実したApeosPortシリーズのラインアップを強化しました。機器の販売では、カラー複合機の上位機種である「DocuCentre C6550 I/C5540 I」が好調に販売台数を伸ばしたほか、モノクロデジタル複合機では、低中速機の販売台数が堅調に推移しました。また、欧米向け輸出においては、カラー高速機、モノクロ低速機の販売台数が前年度に比べ大幅に増加しました。一方、機器全体に占めるカラー機の比率が上昇するにつれて、カラー機の保守サービス売上・消耗品の販売も順調に拡大しております。消耗品の生産については、全ての複写機・複合機に対してEA（乳化重合）トナーの搭載を進める方針であることから、今後の需要増加に対応すべく、現在、EAトナーの生産設備の増強を進めております。年内には設備を稼働させるとともに、製品の出荷を開始する予定です。オフィスプリンター事業では、海外においてカラー、モノクロともに大きく販売台数を伸ばしました。特にカラー機では、OEM向けの低価格機の供給拡大が牽引し、欧米向けの輸出数量が大幅に増加しました。また、アジア・中国地域においても、低価格機の販売数量が顕著な伸びを示しました。プロダクションサービス事業では、アジア・中国地域において、コンピュータープリンティングシステムやデジタル印刷市場向けのオンデマンドプリンティングシステムの販売台数が大幅に増加しました。国内では、昨年発売した高速・高精細のフルカラーオンデマンド印刷システム「Xerox iGen3 Digital Production Press」の上位機種である「Xerox iGen3 110 Digital Production Press」を発売し、ラインアップを強化しました。また、当事業では、アジア・パシフィック地域の４拠点に前年度開設した「epicenter」を、収益性に優れた次世代のデジタル出力のビジネスモデルを構築する場として有効に活用し、デジタルプリンティング市場の拡大に取り組んでおります。オフィスサービス事業では、国内において、ドキュメントアウトソーシングビジネスが引き続き伸長しました。また、平成17年６月には、文書管理ソリューションと基幹業務ソリューションを融合したサービス全般の運用を担う新会社「㈱クロスフォース」を「㈱シーエーシー」と合弁で設立し、サービス事業拡大のためのインフラを強化しました。営業利益につきましては、主に前年同期に一過性の要因である富士ゼロックス厚生年金基金の代行返上益を計上していたことにより、減少しました。

本部門の連結売上高は、540,060百万円（同10.9%増）、営業利益は29,628百万円（同51.0%減）となりました。

事業の所在地別セグメントの業績は次の通りです。

① 日本

フラットパネルディスプレイ材料やデジタルカラー複合機等の販売が好調に推移したものの、利益につきましては、前中間連結会計期間に一過性の要因である富士ゼロックスの厚生年金基金代行返上益が含まれていた影響等により、連結売上高は814,951百万円（同2.9％増）、営業利益は39,085百万円（同50.2％減）となりました。

② 米州

前連結会計年度後半に買収した新規連結子会社の売上が寄与したものの、デジタルミニラボの需要が一段落したことやデジタルカメラが熾烈な競争の影響を受けたこと等により、連結売上高は223,944百万円（同0.1％減）、営業利益は2,531百万円（同62.7％減）となりました。

③ 欧州

前連結会計年度後半に買収した新規連結子会社の売上が寄与したものの、カラーフィルムの需要が減少したこと、カラーフィルムやカラーペーパーの販売価格が下落したこと等により、連結売上高は153,262百万円（同10.9％増）、営業利益は4,061百万円（同56.9％減）となりました。

④ アジア及びその他

ドキュメント ソリューション部門におけるデジタルカラー複合機やコンピュータープリンティングシステム等の販売が好調に推移したこと等により、連結売上高は111,423百万円（同13.2％増）、営業利益は12,233百万円（同57.4％増）となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における連結ベースの現金及び現金同等物（以下「資金」と記述します。）は、前連結会計年度末より23,985百万円減少し、当中間連結会計期間末におきましては264,172百万円となりました。

（営業活動によるキャッシュ・フロー）

営業活動により得られた資金は107,602百万円となり、前中間連結会計期間と比較して17,720百万円（14.1%）減少しておりますが、これは受取債権が増加したこと等によります。

（投資活動によるキャッシュ・フロー）

投資活動により使用した資金は100,826百万円となり、前中間連結会計期間と比較して42,615百万円（29.7%）支出が減少しておりますが、これは有価証券・投資有価証券の売却・満期償還が増えたこと等によります。

（財務活動によるキャッシュ・フロー）

財務活動により使用した資金は35,483百万円となり、前中間連結会計期間と比較して7,070百万円（16.6%）支出が減少しておりますが、これは短期債務の返済が減少したこと等によります。

2 【生産、受注及び販売の状況】

当社グループの生産・販売品目は多種多様であり、同種の製品であっても、その容量・構造・形式等は必ずしも一様ではなく、また、受注生産形態は基本的にとっておらず、事業の種類別セグメント毎に生産規模及び受注規模を金額あるいは数量で示すことは行っておりません。

販売の状況につきましては、「1　業績等の概要」の記載に含めております。

3 【対処すべき課題】

当中間連結会計期間において、当社グループの事業上及び財務上の対処すべき課題に重要な変更及び新たに生じた課題はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等は行われておりません。

5 【研究開発活動】

インフォメーション・テクノロジー（IT）の急速な発達は、生活や仕事における環境・システムを多様化させ、ユーザーニーズの大きな変化をもたらしております。そのような中にあって画像情報は、デジタルカメラによる撮影、パソコン等による加工・保存、インターネットやEメールによるコミュニケーション等、活用範囲や利用方法が急速に拡大しています。

当社グループは、イメージング、インフォメーション、ドキュメントの各分野で、ユーザーニーズにマッチした新しいソリューションを提供できるよう、写真フィルム分野において培ってきた当社グループ独自の技術・ノウハウの更なる発展・活用を図るとともに、デジタル化・ネットワーク化に対応した新技術の研究開発についても積極的に取り組んでおります。

当中間連結会計期間における研究開発費の総額は、92,324百万円（前年同期比6.9%増）となり、その額は売上高比7.1%となりました。

当中間連結会計期間の主な研究開発の成果は以下のとおりです。

（イメージング ソリューション部門）

デジタルカメラでは、当社グループ独自の高感度という特長にフォーカスした製品の開発に取り組んでおります。「スーパーCCDハニカム™ V HR」と「リアルフォトエンジン」の搭載により最高感度ISO1600を実現し、市場から高い評価を得ている「FinePix F10」の後継機として、シャッター優先AE／絞り優先AEのマニュアル撮影機能を追加することで、より豊かな写真表現を実現した「FinePix F11」、薄型フルフラットボディで市場から高い評価を得ている「FinePix Z1」の後継機として、ISO800からISO1600への更なる高感度化を実現した「FinePix Z2」を開発しました。

本部門の研究開発費は、17,041百万円となりました。

（インフォメーション ソリューション部門）

医療診断用製品では、市場から高い評価を得ている極細5.9㎜の先端径はそのままで、「スーパーCCDハニカム™」や独自の画像処理技術を搭載することにより観察性能を一層向上させた超高画質の経鼻内視鏡を開発しました。フラットパネルディスプレイ材料製品では、引き続き需要拡大が見込まれるため、圧倒的なシェアを誇る「フジタック」「WVフィルム」のデファクト・スタンダードの地位をさらに強化しつつ、より高機能で様々なニーズに応じた製品を開発し市場に供給しております。新規事業分野であるライフサイエンス事業では、写真感光材料の研究で培ったフォトケミカルに関する豊富な技術蓄積を背景に、一回の処理で従来機「QuickGene-800」の約10倍の高収量の核酸抽出を実現する自動核酸抽出システム「QuickGene-610L」を開発しました。

本部門の研究開発費は、32,596百万円となりました。

（ドキュメント ソリューション部門）

カラー出力システムを中心とした「デジタルイメージング技術」では、電子文書法等により高まる文書電子化ニーズに対応し基幹システムと連携するApeosPortシリーズを順次発売しました。ドキュメントを媒体とした知識の共有化やコラボレーションを可能にする「ユビキタス技術」では、会議での生産性向上を目指す遠隔コラボレーションシステム「Interactive Wall」を発売しました。「基盤技術」では、紙の扱いやすさと電子の便利さを併せ持つ「電子ペーパー」の技術開発を行っております。

本部門の研究開発費は、42,687百万円となりました。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設・除却等について、重要な変更はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等はありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	800,000,000
計	800,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数(株)(平成17年９月30日)	提出日現在発行数(株)(平成17年12月21日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	514,625,728	514,625,728	東京・大阪・名古屋の各証券取引所(市場第一部)	―
計	514,625,728	514,625,728	―	―

(2)　【新株予約権等の状況】

該当事項はありません。

(3)　【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成17年９月30日	―	514,625,728	―	40,363	―	59,036

(4) 【大株主の状況】

平成17年９月30日現在

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(％)
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海一丁目８－11	32,287	6.27
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町二丁目11－３	25,788	5.01
デポジタリーノミニーズインコーポレーション（常任代理人 株式会社東京三菱銀行）	アメリカ合衆国 ニューヨーク（東京都千代田区丸の内二丁目７－１）	20,657	4.01
日本生命保険相互会社	東京都千代田区丸の内一丁目６－６	20,190	3.92
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	英国 ロンドン（東京都中央区日本橋兜町６－７）	17,424	3.38
ステートストリートバンクアンドトラストカンパニー505103（常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	アメリカ合衆国 ボストン（東京都中央区日本橋兜町６－７）	16,767	3.25
中央三井信託銀行株式会社（常任代理人 日本トラスティ・サービス信託銀行株式会社）	東京都港区芝三丁目33－１（東京都中央区晴海一丁目８－11）	11,107	2.15
株式会社三井住友銀行	東京都千代田区有楽町一丁目１－２	10,478	2.03
ドイチェバンクトラストカンパニーアメリカス（常任代理人 株式会社三井住友銀行資金証券サービス部）	アメリカ合衆国 ニューヨーク（東京都千代田区丸の内一丁目３－２）	10,358	2.01
メロンバンクエヌエーアズエージェントフォーイッツクライアントメロンオムニバスユーエスペンション（常任代理人 香港上海銀行東京支店）	アメリカ合衆国 ボストン（東京都中央区日本橋三丁目１１－１）	8,708	1.69
計	―	173,767	33.77

(注) 平成17年10月12日付でブランデス・インベストメント・パートナーズ・エル・ピーから提出された大量保有報告書により、平成17年９月30日現在の同社が保有する当社株式は37,520千株である旨、平成17年10月12日付でモルガン・スタンレー・ジャパン・リミテッド及び同社グループ11社から提出された大量保有報告書(変更報告書)により、平成17年９月30日現在の同社グループ12社が保有する当社株式は22,045千株である旨、平成17年９月15日付で野村證券株式会社及び同社グループ５社から提出された大量保有報告書(変更報告書)により、平成17年８月31日現在の同社グループ６社が保有する当社株式は21,025千株である旨報告を受けておりますが、それぞれ当社として期末時点における実質所有株式数が確認できませんので、平成17年９月30日現在の株主名簿に従い記載しております。

(5) 【議決権の状況】

① 【発行済株式】

平成17年9月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 5,261,300	—	—
	(相互保有株式) 普通株式 219,600		
完全議決権株式(その他)	普通株式 508,607,900	5,085,985	—
単元未満株式	普通株式 536,928	—	1単元(100株)未満の株式
発行済株式総数	514,625,728	—	—
総株主の議決権	—	5,085,985	—

(注) 1 単元未満株式には以下が含まれております。

相互保有株式—大東化学株式会社所有10株、三協化学株式会社所有5株、自己株式—当社所有60株

2 「完全議決権株式(その他)」の中には、株式会社証券保管振替機構名義の株式が9,400株含まれております。また、議決権の数(個)の中には、同社名義の完全議決権株式に係る議決権数(94個)は含まれておりません。

② 【自己株式等】

平成17年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式)					
富士写真フイルム株式会社	東京都港区 西麻布二丁目26—30	5,261,300	—	5,261,300	1.02
(相互保有株式)					
大東化学株式会社	東京都中央区日本橋 本石町四丁目4—20	146,400	—	146,400	0.03
三協化学株式会社	東京都中央区 京橋一丁目1—1	73,200	—	73,200	0.01
計	—	5,480,900	—	5,480,900	1.06

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成17年４月	５月	６月	７月	８月	９月
最高(円)	3,920	3,530	3,610	3,670	3,730	3,840
最低(円)	3,400	3,320	3,350	3,460	3,410	3,550

(注) 株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５ 【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間(平成16年４月１日から平成16年９月30日まで)及び当中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)第81条の規定により、米国において一般に公正妥当と認められている企業会計の基準による用語、様式及び作成方法に準拠して作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に準拠して作成しております。

ただし、前中間会計期間(平成16年４月１日から平成16年９月30日まで)については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第３項のただし書きにより、改正前の中間財務諸表等規則に準拠して作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に準拠し、前中間連結会計期間(平成16年４月１日から平成16年９月30日まで)及び当中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の中間連結財務諸表並びに前中間会計期間(平成16年４月１日から平成16年９月30日まで)及び当中間会計期間(平成17年４月１日から平成17年９月30日まで)の中間財務諸表について、新日本監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成16年９月30日)			当中間連結会計期間末 (平成17年９月30日)			前連結会計年度末 (平成17年３月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
資産の部										
Ⅰ 流動資産										
1 現金及び現金同等物			404,565			264,172			288,157	
2 有価証券	注３		73,038			51,008			65,729	
3 受取債権										
(1)営業債権及びリース債権		504,917			533,678			516,228		
(2)関連会社等に対する債権		29,142			33,073			31,514		
(3)貸倒引当金		△15,351	518,708		△16,402	550,349		△14,517	533,225	
4 棚卸資産	注４		376,187			384,380			371,365	
5 繰延税金資産			84,653			87,864			88,795	
6 前払費用及びその他の流動資産			28,647			31,307			25,997	
流動資産合計			1,485,798	49.6		1,369,080	45.5		1,373,268	46.0
Ⅱ 投資及び長期債権										
1 関連会社等に対する投資及び貸付金	注５		46,327			49,404			46,563	
2 投資有価証券	注３		245,736			288,331			279,895	
3 長期リース債権及びその他の長期債権			96,642			97,874			97,029	
4 貸倒引当金			△6,888			△4,609			△4,946	
投資及び長期債権合計			381,817	12.7		431,000	14.3		418,541	14.0
Ⅲ 有形固定資産										
1 土地			69,881			75,482			74,915	
2 建物及び構築物			561,342			584,049			570,140	
3 機械装置及びその他の有形固定資産			1,592,891			1,634,533			1,596,768	
4 建設仮勘定			32,640			50,849			49,002	
			2,256,754			2,344,913			2,290,825	
5 減価償却累計額			△1,533,433			△1,576,468			△1,543,613	
有形固定資産合計			723,321	24.2		768,445	25.6		747,212	25.1
Ⅳ その他の資産										
1 営業権			215,572			229,240			227,775	
2 その他の無形固定資産			35,501			48,890			48,851	
3 繰延税金資産			51,103			45,817			47,750	
4 その他			103,696			113,809			120,060	
その他の資産合計			405,872	13.5		437,756	14.6		444,436	14.9
資産合計			2,996,808	100.0		3,006,281	100.0		2,983,457	100.0

区分	注記番号	前中間連結会計期間末（平成16年９月30日）			当中間連結会計期間末（平成17年９月30日）			前連結会計年度末（平成17年３月31日）		
		金額（百万円）		構成比（％）	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）
負債の部										
Ⅰ　流動負債										
1　社債及び短期借入金			120,358			125,824			123,592	
2　支払債務										
(1)営業債務		275,622			268,422			274,260		
(2)設備関係債務		34,131			55,867			47,846		
(3)関連会社等に対する債務		12,164	321,917		9,793	334,082		10,035	332,141	
3　未払法人税等			33,486			25,785			31,193	
4　未払費用			189,730			189,229			192,809	
5　その他の流動負債			56,155			57,258			54,365	
流動負債合計			721,646	24.1		732,178	24.4		734,100	24.6
Ⅱ　固定負債										
1　社債及び長期借入金			114,748			76,356			96,040	
2　退職給付引当金	注６		130,680			94,744			105,084	
3　繰延税金負債			41,254			53,873			48,224	
4　預り保証金及びその他の固定負債			42,148			36,819			34,941	
固定負債合計			328,830	11.0		261,792	8.7		284,289	9.5
少数株主持分			114,984	3.8		111,082	3.7		115,966	3.9
契約債務及び偶発債務	注７									
資本の部										
Ⅰ　資本金										
普通株式										
授権株式数　800,000,000株										
発行済株式数　514,625,728株			40,363	1.3		40,363	1.3		40,363	1.4
Ⅱ　資本剰余金			68,135	2.3		68,135	2.3		68,135	2.3
Ⅲ　利益剰余金			1,768,979	59.0		1,821,132	60.6		1,794,385	60.1
Ⅳ　その他の包括利益(損失)累積額			△40,688	△1.4		△8,113	△0.3		△33,525	△1.1
Ⅴ　自己株式(取得原価)			△5,441	△0.1		△20,288	△0.7		△20,256	△0.7
前中間連結会計期間末　1,509,624株										
当中間連結会計期間末　5,334,565株										
前連結会計年度末　5,325,736株										
資本合計			1,831,348	61.1		1,901,229	63.2		1,849,102	62.0
負債及び資本合計			2,996,808	100.0		3,006,281	100.0		2,983,457	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（自 平成16年４月１日 至 平成16年９月30日）金額（百万円）		百分比（％）	当中間連結会計期間（自 平成17年４月１日 至 平成17年９月30日）金額（百万円）		百分比（％）	前連結会計年度（自 平成16年４月１日 至 平成17年３月31日）金額（百万円）		百分比（％）
Ⅰ 売上高										
1 売上高		1,076,371			1,121,872			2,172,003		
2 レンタル収入		176,554	1,252,925	100.0	181,708	1,303,580	100.0	355,371	2,527,374	100.0
Ⅱ 売上原価										
1 売上原価		667,749			709,073			1,365,601		
2 レンタル原価		71,478	739,227	59.0	75,845	784,918	60.2	145,080	1,510,681	59.8
売上総利益			513,698	41.0		518,662	39.8		1,016,693	40.2
Ⅲ 営業費用										
1 販売費及び一般管理費	注６	409,165			366,324			767,363		
2 研究開発費		86,360			92,324			168,017		
3 厚生年金基金代行返上差額金	注６	△83,129	412,396	32.9	―	458,648	35.2	△83,129	852,251	33.7
営業利益			101,302	8.1		60,014	4.6		164,442	6.5
Ⅳ 営業外収益及び費用（△）										
1 受取利息及び配当金		2,765			3,908			6,080		
2 支払利息		△2,080			△2,088			△4,668		
3 為替差損益・純額		3,576			4,066			1,862		
4 その他損益・純額		372	4,633	0.4	△2,344	3,542	0.3	△5,370	△2,096	△0.1
税引前利益			105,935	8.5		63,556	4.9		162,346	6.4
Ⅴ 法人税等			42,706	3.5		27,408	2.1		63,889	2.5
少数株主損益及び持分法による投資損益前利益			63,229	5.0		36,148	2.8		98,457	3.9
Ⅵ 少数株主損益			△10,914	△0.8		△5,773	△0.5		△18,103	△0.8
Ⅶ 持分法による投資損益			391	0.0		2,739	0.2		4,146	0.2
中間（当期）純利益			52,706	4.2		33,114	2.5		84,500	3.3

１株当たり中間（当期）純利益	102.71円	65.02円	164.78円
１株当たり現金配当	12.50円	12.50円	25.00円

③ 【中間連結資本勘定計算書】

前連結会計年度及び当中間連結会計期間

区分	注記番号	資本金（百万円）	資本剰余金（百万円）	利益剰余金（百万円）	その他の包括利益(損失)累積額（百万円）	自己株式（百万円）	資本合計（百万円）
Ⅰ 平成16年３月31日現在残高		40,363	68,135	1,722,692	△76,121	△5,187	1,749,882
Ⅱ 包括利益							
1 当期純利益				84,500			84,500
2 有価証券未実現利益増加額	注３				2,948		2,948
3 為替換算調整額					12,669		12,669
4 最小年金負債調整額					26,801		26,801
5 デリバティブ未実現損益変動額					178		178
包括利益							127,096
Ⅲ 自己株式取得						△15,370	△15,370
Ⅳ 自己株式売却				△25		301	276
Ⅴ 現金配当金				△12,782			△12,782
Ⅵ 平成17年３月31日現在残高		40,363	68,135	1,794,385	△33,525	△20,256	1,849,102
Ⅶ 包括利益							
1 中間純利益				33,114			33,114
2 有価証券未実現利益増加額	注３				9,793		9,793
3 為替換算調整額					16,556		16,556
4 最小年金負債調整額					△996		△996
5 デリバティブ未実現損益変動額					59		59
包括利益							58,526
Ⅷ 自己株式取得						△36	△36
Ⅸ 自己株式売却				0		4	4
Ⅹ 現金配当金				△6,367			△6,367
XI 平成17年９月30日現在残高		40,363	68,135	1,821,132	△8,113	△20,288	1,901,229

前中間連結会計期間

区分	注記番号	資本金 (百万円)	資本剰余金 (百万円)	利益剰余金 (百万円)	その他の包括利益(損失)累積額 (百万円)	自己株式 (百万円)	資本合計 (百万円)
Ⅰ 平成16年3月31日現在残高		40,363	68,135	1,722,692	△76,121	△5,187	1,749,882
Ⅱ 包括利益							
1 中間純利益				52,706			52,706
2 有価証券未実現利益減少額	注3				△3,984		△3,984
3 為替換算調整額					18,853		18,853
4 最小年金負債調整額					20,447		20,447
5 デリバティブ未実現損益変動額					117		117
包括利益							88,139
Ⅲ 自己株式取得						△307	△307
Ⅳ 自己株式売却				△4		53	49
Ⅴ 現金配当金				△6,415			△6,415
Ⅵ 平成16年9月30日現在残高		40,363	68,135	1,768,979	△40,688	△5,441	1,831,348

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日) 金額(百万円)		当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日) 金額(百万円)		前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日) 金額(百万円)	
Ⅰ　営業活動によるキャッシュ・フロー							
1　中間(当期)純利益			52,706		33,114		84,500
2　営業活動により増加した純キャッシュへの調整							
(1) 減価償却費		85,142		104,584		182,286	
(2) 法人税等調整額		13,585		3,266		8,806	
(3) 少数株主損益		10,914		5,773		18,103	
(4) 持分法による投資損益(受取配当金控除後)		1,645		△1,474		△2,031	
(5) 厚生年金基金代行返上差額金	注6	△83,129		―		△83,129	
(6) 資産及び負債の増減							
受取債権の増加(△)・減少		28,652		△4,993		19,593	
棚卸資産の増加		△15,677		△3,126		△5,964	
営業債務の減少		△16,708		△11,721		△23,320	
未払法人税等及びその他負債の増加・減少(△)		48,607		△19,635		20,869	
(7) その他		△415	72,616	1,814	74,488	△352	134,861
営業活動によるキャッシュ・フロー			125,322		107,602		219,361
Ⅱ　投資活動によるキャッシュ・フロー							
1　有形固定資産の購入			△78,368		△84,969		△150,915
2　ソフトウェアの購入			△12,550		△9,326		△33,050
3　有価証券・投資有価証券の売却・満期償還			12,811		49,680		40,733
4　有価証券・投資有価証券の購入			△44,145		△25,274		△85,287
5　投資及び貸付金の増加			△2,698		△4,783		△1,156
6　事業買収に伴う支出(買収資産に含まれる現金及び現金同等物加減後)			△7,676		△10,417		△58,010
7　その他			△10,815		△15,737		△24,716
投資活動によるキャッシュ・フロー			△143,441		△100,826		△312,401

区分	注記番号	前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）		当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	
		金額（百万円）		金額（百万円）		金額（百万円）	
Ⅲ　財務活動によるキャッシュ・フロー							
1　長期債務による調達額			1,876		769		1,940
2　長期債務の返済額			△7,854		△5,984		△19,085
3　短期債務の減少(純額)			△26,673		△21,176		△31,042
4　親会社による配当金支払額			△6,416		△6,367		△12,831
5　少数株主への配当金支払額			△3,228		△2,693		△7,091
6　自己株式の取得(純額)			△258		△32		△15,297
財務活動によるキャッシュ・フロー			△42,553		△35,483		△83,406
Ⅳ　為替変動による現金及び現金同等物への影響			3,473		4,722		2,839
Ⅴ　現金及び現金同等物純減少			△57,199		△23,985		△173,607
Ⅵ　現金及び現金同等物期首残高			461,764		288,157		461,764
Ⅶ　現金及び現金同等物中間期末(期末)残高			404,565		264,172		288,157

補足情報

支払額			
利息	2,826	3,088	6,838
法人税等	36,944	26,694	69,460

中間連結財務諸表に対する注記

1　経営活動の概況

当社は写真関連製品を中核に、イメージング、インフォメーション及びドキュメントの分野において事業展開を行う多国籍企業であります。当社は世界各国で営業活動を行っており、海外売上高は50%を占め、北米及び欧州が主要市場であります。主な生産拠点は日本、米国、ブラジル、ドイツ、オランダ、シンガポール、中国であります。

2　重要な連結会計方針の概要

この中間連結財務諸表は、米国で一般に公正妥当と認められている企業会計の基準(米国会計調査公報、米国会計原則審議会意見書及び米国財務会計基準審議会基準書(以下、財務会計基準書という)等)に基づいて作成されております。

当社は1970年のユーロドル建て転換社債発行に係る約定により、以後、米国において一般に公正妥当と認められた企業会計の基準による連結財務諸表(米国式連結財務諸表)を作成し、開示しております。また、当社の米国預託証券は1971年以来、NASDAQにアン・スポンサードとして上場されております。当社は1934年米国証券取引所法に基づく米国証券取引委員会規則12g3-2(b)の適用を認められ、年次報告書様式20-Fの米国証券取引委員会への提出を免除されておりますが、米国式連結財務諸表を含むアニュアルレポート及びセミアニュアルレポートを米国証券取引委員会へ提出しております。

我が国における会計処理の原則及び手続並びに表示方法と当社が採用している米国で一般に公正妥当と認められている会計処理の原則及び手続並びに表示方法との主要な相違の内容は次のとおりであり、金額的に重要なものについては我が国の基準に基づいた場合の税引前利益に対する影響額を開示しております。かかる影響額は実務上の困難性等から概算であります。

(イ)連結の範囲及び持分法の適用は、米国会計調査公報第51号、財務会計基準書解釈指針第46号、財務会計基準書第94号及び米国会計原則審議会意見書第18号に基づいております。

(ロ)財務会計基準書第13号に基づき、借手のリース取引に関しては、ある一定の条件に該当する場合はキャピタル・リースとし、最低リース料支払総額の現在価値またはリース資産の公正価額を有形固定資産及び借入金に計上しております。また、貸手のリース取引に関しては、ある一定の条件に該当する場合は資産の販売取引として処理し、リース資産は貸借対照表から除外しております。

(ハ)利益処分は、当中間連結会計期間に対応する事業期間に係る利益処分による方法(繰上方式)を採用しております。なお、利益処分による役員賞与については、「販売費及び一般管理費」に計上しております。

(ニ)広告宣伝目的で支出した金額は、米国公認会計士協会参考意見書第93－7号に基づき、「販売費及び一般管理費」として発生時に費用処理しております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約105百万円(利益)、約45百万円(利益)及び約299百万円(利益)であります。

(ホ)財務会計基準書第87号及び第132号(改訂版)に基づき、年金数理計算による退職給付費用を計上し、関連する退職給付制度の積立状況等について開示しております。また、財務会計基準書第88号及び緊急問題特別委員会(EITF)基準書第03－2号に基づき、退職給付制度の清算及び縮小並びに厚生年金基金の代行部分の返上の会計処理を行っております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約7,462百万円(利益)、約4,848百万円(利益)及び約14,715百万円(利益)であります。

(ヘ)デリバティブについては、財務会計基準書第133号(一部改訂)を適用しております。

(ト)財務会計基準書第107号に基づき、金融商品の見積公正価値について開示しております。

(チ)財務会計基準書第130号に基づき、包括利益を開示しております。包括利益は中間(当期)純利益、有価証券未実現利益の増減、為替換算調整額の増減、最小年金負債調整額の増減及びデリバティブ未実現損益の増減から構成されており、中間連結資本勘定計算書に記載されております。

(リ)中間連結損益計算書上、持分法による投資損益は、「持分法による投資損益」として区分表示しております。

(ヌ)財務会計基準書第115号に基づき、有価証券の公正価値の下落が一時的でないと認められた場合には、当該銘柄の公正価値により帳簿価額を付け替えて取得原価を修正する減損処理を行い、公正価値が回復した場合でも取得原価を変更しておりません。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はありません。

(ル)財務会計基準書第131号に基づき、オペレーティングセグメント及び地域別セグメント情報を開示しております。

(ヲ)財務会計基準書第142号に基づき、営業権及び存続期間に限りのないその他の無形固定資産は償却せず、毎年減損の有無を検討しております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ約7,709百万円(利益)、約7,736百万円(利益)及び約14,884百万円(利益)であります。

(ワ)財務会計基準書第143号に基づき、有形固定資産の特定の除却債務及び除却費用の会計処理をしております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度への影響額は重要性がありません。

上記の修正事項を反映した後の主要な会計方針は次のとおりであります。

(1) 連結の方針及び関連会社等に対する持分法の適用

この中間連結財務諸表は、当社及び当社が直接的または間接的に支配している子会社の財務諸表を含んでおり、連結会社間の重要な取引及び勘定残高はすべて消去しております。

当社が、直接または間接にその議決権の20%から50%を保有し、重要な影響を及ぼし得る関連会社(「関連会社等」という)に対する投資額は持分法により評価しております。中間(当期)純利益には、未実現利益消去後のこれら関連会社等の中間(当期)純損益のうち、当社持分が含まれております。

(2) 見積の使用

米国で一般に公正妥当と認められている企業会計の基準に基づいて中間連結財務諸表を作成するために、当社の経営陣は必要に応じて仮定と見積を行って財務諸表や注記に記載された金額を算出しております。実際の結果がこれらの見積と異なることもあり得ます。

(3) 外貨換算

当社の海外子会社は、原則として現地通貨を機能通貨として使用しており、これら外貨建財務諸表の円貨への換算は、資産及び負債は貸借対照表日の為替相場により、また収益及び費用は期中平均為替相場により行われており、換算により生じた換算差額は為替換算調整額として資本の部の独立項目であるその他の包括利益(損失)累積額に含めて表示しております。

外貨建金銭債権債務は貸借対照表日の為替相場により換算しており、換算によって生じた換算差額は損益に計上しております。

(4) 現金同等物

当社は随時に現金化が可能な取得日より３ヶ月以内に満期の到来するすべての流動性の高い投資を現金同等物として処理しております。

(5) 有価証券及び投資有価証券

当社は有価証券及び投資有価証券を売却可能有価証券に分類し、公正価値で評価を行い、関連税効果調整後の未実現損益を資本の部のその他の包括利益(損失)累積額に含めて表示しております。当社は、有価証券の価値の下落が一時的でないと判断される場合は、減損損失を損益に計上しております。価値の下落が一時的でないかどうかの判断においては、公正価値が帳簿価格を下回っている期間と程度、被投資会社の財政状態と近い将来の見通し及び将来における公正価値の回復まで投資を継続する当社の能力及び意思を考慮しております。有価証券の原価は移動平均法によって評価されております。売却可能有価証券に係る配当金は「営業外収益及び費用」の「受取利息及び配当金」に含まれております。

(6) 貸倒引当金

営業債権、リース債権及びその他の債権に対する貸倒引当金は、過去の貸倒実績、延滞状況及び問題が生じている取引先の財政状態に基づき決定しております。

(7) 棚卸資産

棚卸資産については、原則として移動平均法による低価法により評価しております。また、当社は定期的に陳腐化、滞留、あるいは過剰在庫の有無を検討し、該当する場合には正味実現可能価額まで評価減しております。

(8) 有形固定資産及び減価償却

有形固定資産は取得価額により計上しております。有形固定資産の減価償却費は、主として定率法で、また一部の海外子会社では定額法で計算しております。

見積耐用年数は建物及び構築物が概ね15年から50年、機械装置及びその他の有形固定資産が概ね２年から15年であります。

機械装置及びその他の有形固定資産には、オペレーティング・リースにより顧客に賃貸している機械が含まれており、その取得原価及び減価償却累計額は前中間連結会計期間末においては、それぞれ85,016百万円及び59,800百万円であり、当中間連結会計期間末においては、それぞれ86,682百万円及び52,466百万円であり、前連結会計年度末においては、それぞれ85,029百万円及び52,488百万円であります。

(9) 営業権及びその他の無形固定資産

営業権は、買収時の買収価額が取得純資産の公正価値を超過する分であり、その他の無形固定資産は主に技術関連の無形固定資産、顧客関連の無形固定資産及び製品の長期供給契約に割り当てられた原価から構成されております。

財務会計基準書第142号「営業権及びその他の無形固定資産」の適用により、営業権及び存続期間に限りのないその他の無形固定資産は償却せず、毎年１月１日に減損の有無を検討しております。営業権の減損テストは、当社の報告単位毎に見積将来キャッシュ・フローの現在価値に基づいて行われており、使用される割引率は、報告単位のWACC(加重平均資本コスト)に基づいて算出しております。また、特に客観的事実や状況の変化により当該資産の公正価値が帳簿価額を下回る可能性がある場合には、その都度減損の有無を検討しております。

なお、存続期間に限りのない無形固定資産以外の無形固定資産は、その存続期間にわたり引き続き定額法により償却しております。

(10) ソフトウェア

当社は、米国公認会計士協会参考意見書第98－1号「内部利用目的のため開発もしくは取得されたコンピュータソフトウェアの原価の会計処理」に基づき、ソフトウェア開発費用の一部を資産計上しております。また、当社は、財務会計基準書第86号「販売、リースその他の方法で市場に出されるコンピュータソフトウェアの原価の会計処理」に規定された会計原則に準拠しております。資産計上されたソフトウェア開発費用は３年から５年の見積耐用年数にわたって定額法により償却しております。資産計上されたソフトウェア(販売用ソフトウェアを含む)の帳簿価額及び償却累計額は、前中間連結会計期間末においては、それぞれ94,567百万円及び66,342百万円であり、当中間連結会計期間末においては、それぞれ97,135百万円及び63,045百万円であり、前連結会計年度末においては、それぞれ99,465百万円及び52,961百万円であります。当該資産計上されたソフトウェアは、「その他の資産」の「その他」に計上されております。

(11) 長期性資産の減損に関する会計処理

当社は、営業権及び償却されないその他の無形固定資産を除く保有及び使用予定の長期性資産について、客観的事実や状況の変化により当該資産の帳簿価額の回収可能性に疑いのある場合には、減損の有無を検討しております。減損の兆候があると判断されるときは、その資産に関連する見積割引前将来キャッシュ・フローとその資産の帳簿価額を比較し、帳簿価額の減額が必要かどうかを検討しております。この結果、当該資産の回収可能性がないと判断される場合は、当該資産の帳簿価額を見積公正価値へ減額処理しております。

売却予定の長期性資産については、帳簿価額と公正価値から売却に要する費用を差し引いた額のいずれか低い額で計上しております。

(12) 収益認識基準

当社は、収益が実現し、もしくは実現可能でありかつ稼得したときに収益を認識しております。当社は以下の４つの条件、すなわち契約書等の説得力のある証拠が存在すること、顧客に対して製品・商品またはサービスが提供されていること、その価格が確定している、あるいは確定可能であること、対価の回収が合理的に保証されていることのすべてが満たされたときに収益が実現し、もしくは実現可能でありかつ稼得したと考えております。

一般的に製品を顧客に引き渡した時点、あるいはサービスが提供された時点、また、販売型リースにおいてはリース開始時点に、これらの条件は満たされます。販売型リースにかかる受取利息相当額は、利息法によりリース残高の残投資額を基準として期間按分し、「売上高」に含めております。オペレーティング・リースからのレンタル収入はそれぞれのリース期間にわたって認識しております。特定の販売促進費等の一部は売上高から控除しております。

当社は、緊急問題特別委員会(EITF)基準書第00－21号「複数の物品・サービス等を提供する取引における収益の認識」に規定されている特定の製品・サービスを顧客に対して提供しております。当社は、当該取引の際には、製品が出荷され、かつ、顧客の検収を受けた時点で収益計上し、サービスの場合には顧客に提供された時点で収益計上しております。

(13) 製品保証

当社は一部の製品について、顧客に対して製品保証を提供しており、その製品保証期間は一般的に顧客の購入日より一年間であります。製品保証及びアフターサービスに関する見積費用は、関連する収益が認識された時点で計上しております。製品保証債務の見積金額は、過去の実績に基づいて算出しております。

(14) 輸送費及び取扱手数料

輸送費及び取扱手数料は販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の輸送費及び取扱手数料はそれぞれ29,351百万円、33,761百万円及び60,511百万円であります。

(15) 広告宣伝費

広告宣伝費は発生時に費用計上され、販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の広告宣伝費はそれぞれ24,659百万円、22,469百万円及び47,561百万円であります。

(16) 法人税等

法人税等は財務会計基準書第109号「法人所得税の会計処理」に基づき資産負債法により算出されております。

当社は資産及び負債の財務会計上の金額と税務上の金額の差異に基づいて繰延税金資産及び負債を認識しており、その算出にあたっては差異が解消される年度に適用される税率及び税法を適用しております。繰延税金資産のうち回収されない可能性が高い部分については、評価性引当金を計上しております。

(17) デリバティブ

当社は、金利スワップ契約、通貨金利スワップ契約、外国為替予約及び通貨スワップ契約等のすべてのデリバティブをその保有目的または意図にかかわらず、公正価値により資産または負債として計上しております。一般的に公正価値ヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジされているリスクに関連するヘッジ対象の公正価値の変動額とともに損益に計上しております。キャッシュ・フローヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジが有効である部分は税効果調整後の金額でその他の包括利益(損失)累積額に計上しております。ヘッジ指定をしていない、またはヘッジとしての要件を満たしていないデリバティブの公正価値の変動額については、当期の損益として計上しております。

(18) １株当たり中間(当期)純利益

１株当たりの中間(当期)純利益は各期間の加重平均発行済株式数に基づいて計算しております。

(19) 組替再表示

過年度の中間連結財務諸表(連結財務諸表)の一部の科目を、当中間連結会計期間の表示に合わせて、組替再表示しております。

3　負債証券及び持分証券投資

売却可能有価証券に関して、前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末の主な有価証券の種類別の取得原価、未実現利益、未実現損失及び見積公正価値は次のとおりであります。

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
有価証券												
国債及び外国政府債	4, 999	—	0	4, 999	10, 031	5	—	10, 036	5, 000	—	0	5, 000
社債	67, 768	290	19	68, 039	40, 866	137	31	40, 972	60, 569	246	86	60, 729
	72, 767	290	19	73, 038	50, 897	142	31	51, 008	65, 569	246	86	65, 729

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
投資有価証券												
国債及び外国政府債	12, 734	35	1	12, 768	42, 731	41	61	42, 711	37, 728	75	—	37, 803
社債	91, 027	612	167	91, 472	68, 239	257	447	68, 049	82, 549	473	415	82, 607
持分証券	71, 281	35, 745	1, 273	105, 753	77, 439	65, 011	829	141, 621	77, 687	47, 085	284	124, 488
	175, 042	36, 392	1, 441	209, 993	188, 409	65, 309	1, 337	252, 381	197, 964	47, 633	699	244, 898

一部の非上場の持分証券については、取得原価、もしくは市場価値の下落が一時的でないものについては実現可能価額で評価しており、上記の注記には含まれておりません。そのため、中間連結貸借対照表上の投資有価証券の金額と差異が生じております。

売却可能有価証券の市場価値の下落が一時的でないと認められるものについての評価減を含む実現損失額は、前中間連結会計期間、当中間連結会計期間及び前連結会計年度でそれぞれ33百万円、59百万円及び322百万円であります。前中間連結会計期間、当中間連結会計期間及び前連結会計年度における売却可能有価証券の売却収入額及び実現利益額は金額的に重要性がありませんでした。

売却可能有価証券に係る関連税効果調整後の未実現利益の純額は、前中間連結会計期間において3, 984百万円減少、当中間連結会計期間において9, 793百万円増加、前連結会計年度において2, 948百万円増加しております。

当中間連結会計期間末における満期別に分類された負債証券の取得原価及び見積公正価値は次のとおりであります。なお、一部の負債証券については、証券発行者がペナルティなしに繰上償還できる権利を持っているため、実際の満期は契約上の満期と異なることがあります。

	取得原価 (百万円)	見積公正価値 (百万円)
1年以内	50, 897	51, 008
1年超5年以内	100, 841	100, 697
5年超10年以内	3, 476	3, 445
10年超	6, 653	6, 618
	161, 867	161, 768

4　棚卸資産

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における棚卸資産の内訳は次のとおりであります。

	前中間連結会計期間末（百万円）	当中間連結会計期間末（百万円）	前連結会計年度末（百万円）
製品・商品	233, 359	237, 774	228, 337
半製品・仕掛品	66, 533	68, 947	67, 105
原材料・貯蔵品	76, 295	77, 659	75, 923
	376, 187	384, 380	371, 365

5　関連会社等に対する投資

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における持分法適用の関連会社等に対する投資はそれぞれ42, 733百万円、46, 694百万円及び44, 427百万円であります。当社の持分法適用の関連会社等の経営成績は次のとおりであります。

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高	120, 001	124, 743	252, 345
中間(当期)純損益	△4, 736	3, 244	3, 008

6　退職給付制度

平成15年１月において当社の一部の国内子会社(主としてドキュメント ソリューション)は、政府の厚生年金基金の代行部分(拠出制)に係る将来の給付債務を免除される認可を得、政府が給付債務を引き継ぐことになりました。これら国内子会社は、平成16年１月において政府の最終的な認可を得、平成16年８月、政府に代行部分に相当する年金資産を返還し、政府の厚生年金基金の代行部分に関する過去のすべての給付債務から免除されました。

当社は、緊急問題特別委員会(EITF)基準書第03－２号「日本の厚生年金基金代行部分返上についての会計処理」の規定に準拠し、上記の代行返上に係る一連の手続を年金資産の返還時点で単一の清算取引として会計処理しております。この結果、前中間連結会計期間及び前連結会計年度において、退職給付制度の清算による未認識数理計算上の差異の一時認識(76,401百万円)及び退職給付債務に含まれる将来昇給見込額の戻入による影響額(29,014百万円)を「販売費及び一般管理費」に含めて処理しております。また、当該代行返上に伴い政府に返還した年金資産と免除された年金債務との差額83,129百万円を「厚生年金基金代行返上差額金」として計上しております。

退職給付費用の内訳

確定給付型退職給付制度の前中間連結会計期間、当中間連結会計期間及び前連結会計年度における退職給付費用の内訳は次のとおりであります。

	前中間連結会計期間(百万円)	当中間連結会計期間(百万円)	前連結会計年度(百万円)
退職給付費用の内訳：			
勤務費用	12,722	12,112	24,899
利息費用	6,778	6,419	13,670
期待運用収益	△5,794	△6,530	△12,488
数理計算上の差異の償却額	4,254	3,599	7,407
過去勤務債務の償却額	△190	△839	△1,380
会計基準変更時差異の費用処理額	△166	315	150
小計	17,604	15,076	32,258
将来昇給見込額の戻入	△29,014	―	△29,014
制度清算による損失	76,401	―	76,401
退職給付費用	64,991	15,076	79,645

7　契約債務及び偶発債務

債務保証

当社は、他者の特定の負債及びその他債務について保証しております。当中間連結会計期間末において、保証に基づいて当社が将来支払う可能性のある割引前の金額は最大で40,162百万円であり、そのうち、金融機関に対する従業員の住宅ローンの保証が35,521百万円であります。従業員が支払不能な状態に陥った場合は、当社及び一部の子会社は従業員に代わり不履行の住宅ローンを支払う必要があります。一部の保証については従業員の財産により担保されており、その金額は35,281百万円であります。住宅ローン保証の期間は、１年から28年であります。当中間連結会計期間末において、これらの保証に対して債務計上している金額は重要性がありません。

リース契約

当社は事務所、倉庫、事務用機器、研究用機器及び従業員用の社宅を賃借しております。

当社の契約期間または残存する契約期間が１年以上で、解約不能なオペレーティング・リースの当中間連結会計期間末における未経過リース料の内訳は次のとおりであります。

	(百万円)
平成18年中間期	16,897
平成19年中間期	14,811
平成20年中間期	14,051
平成21年中間期	10,416
平成22年中間期	7,844
平成23年中間期以降	11,933
未経過リース料合計	75,952

前中間連結会計期間、当中間連結会計期間及び前連結会計年度のオペレーティング・リースに係る賃借料は、それぞれ29,386百万円、33,182百万円及び60,335百万円であります。

購入契約、その他の契約債務及び偶発債務

当中間連結会計期間末における契約債務残高は主として有形固定資産の建設及び購入に関するものであり、その金額は55,228百万円であります。当中間連結会計期間末における当社が銀行に対して負っている割引手形に関する偶発債務は、7,122百万円であります。

事業の性質上、当社は種々の係争案件や当局の調査に係わっております。当社は環境問題、訴訟、当局による調査など、将来に生じる可能性が高く、かつ、損失金額が合理的に見積可能な偶発事象がある場合は、必要な引当を計上しております。当局の調査に関連し、当社は法律顧問の助言に基づく推定額3,403百万円から8,848百万円の範囲のうち、米国財務会計基準書第５号「偶発事象の会計処理」に従い、最小額を引当計上しております。なお、それらによる損害額は現時点では確定しておりませんが、当社は法律顧問の助言に基づき、それらの最終的な結果は当社の財政状態及び経営成績に重大な影響を及ぼすものではないと考えております。

製品保証

当社は一部の製品について、顧客に対して製品保証を提供しており、これら製品保証期間は一般的に製品購入日より一年間であります。当社の製品保証引当金残高の明細は、次のとおりであります。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
引当金期首残高	7,838	7,951	7,838
期中引当金繰入額	6,139	6,448	13,426
期中目的取崩額	△5,307	△6,344	△12,103
失効を含むその他増減	△252	△406	△1,210
引当金期末残高	8,418	7,649	7,951

8　デリバティブ

当社は国際的に事業を展開しており、外国為替相場及び市場金利及び一部の商品価格の変動から生じる市場リスクを負っております。当社及び一部の子会社はこれらのリスクを減少させる目的でのみデリバティブ取引を利用しております。

当社はデリバティブ取引の承認、報告、監視等の手続についてリスク管理規程を作成し、それに従いデリバティブ取引を利用しております。当該リスク管理規程はトレーディング目的でデリバティブ取引を保有また発行することを禁止しております。以下は当社のリスク管理規程の概要及び中間連結財務諸表に与える影響であります。

公正価値ヘッジ

一定の条件において一部の子会社は金利リスクまたは為替リスクを軽減する為に通貨金利スワップ契約を締結することがあります。これらの契約は総じて契約期間中の債務の金利の支払を変動金利の支払に変換することにより、ヘッジ対象となっている債務の金利リスクまたは為替リスクを効果的に緩和するものです。前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末において、公正価値ヘッジ処理したスワップ契約はありません。

キャッシュ・フローヘッジ

一部の子会社は将来予定されている外貨建ての関係会社からの仕入や輸出売上に伴う外貨の変動リスクを軽減する為に外国為替予約を結んでおります(最長期間は平成18年２月まで)。円の価値が外国通貨(主として米国ドル)に対して下落した場合に、将来の外国通貨の価値の上昇に伴う支出もしくは収入の増加は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。反対に円の価値が外国通貨に対して上昇した場合には、将来の外国通貨の価値の下落に伴う支出もしくは収入の減少は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。

これらのキャッシュ・フローヘッジとして扱われているデリバティブの公正価値の変動は税効果考慮後の金額で中間連結貸借対照表の「その他の包括利益(損失)累積額」に表示しております。この金額はヘッジ対象に関する損益を計上した期に損益に振替えられることとなります。これらのデリバティブ取引につき、ヘッジ手段としての非有効部分、あるいはヘッジの有効性評価から除外されたヘッジ手段の損益は、当社の財政状態または経営成績に重要な影響を与えておりません。

当中間連結会計期間末において輸出売上、輸入購買及び債務の元本の支払に関連して、今後12ヶ月の間にデリバティブ取引による未実現利益144百万円をその他の包括利益(損失)累積額から当期損益へ振替える見込みであります。

ヘッジ指定されていないデリバティブ

当社及び一部の子会社が使用しているデリバティブにはヘッジ指定されていない金利スワップ契約、通貨金利スワップ契約及び外国為替予約が含まれています。これらのデリバティブは経済的な観点からはヘッジとして有効でありますが、当社及び一部の子会社はこれらの契約についてヘッジ会計を適用するために必要とされているヘッジ指定をしておりません。その結果、当社はこれらデリバティブの公正価値の変動額については中間連結損益計算書上「営業外収益及び費用」の「その他損益・純額」に表示しております。

信用リスクの集中

当社の保有している金融商品のうち潜在的に著しい信用リスクにさらされているものは、主に現金及び現金同等物、有価証券及び投資有価証券、営業債権及びリース債権、及びデリバティブであります。

当社は現金及び現金同等物、短期投資をさまざまな金融機関に預託しております。これらは日本国内の金融機関であり、当社の方針として、一つの金融機関にリスクを集中させないこととしており、また、定期的にこれらの金融機関の信用度を評価しております。

営業債権の信用リスクの集中については、主に大口顧客を相手としていること、預り保証金の保持、及び継続的な信用の評価の見直しによって、限定されております。貸倒引当金は、潜在的な損失を補うために必要と思われる金額の水準を維持しております。

デリバティブについては、契約の相手方の契約不履行から生じる信用リスクにさらされていますが、これらは信用度の高い金融機関を相手方とすることで、リスクを軽減しております。

金融商品の公正価値

金融商品の見積公正価値は、入手可能な市場価格または他の適切な評価方法によって算定しております。金融商品の公正価値の見積に際して、当社は最適な判断をしておりますが、見積の方法及び仮定は元来主観的なものであります。従って見積額は、現在の市場で実現するかあるいは支払われる金額を必ずしも表わしているものではありません。金融商品の公正価値の見積にあたっては、次の方法及び仮定が採用されております。

・現金及び現金同等物、受取債権、社債及び短期借入金、支払債務：

満期までの期間が短いため、中間連結貸借対照表上の帳簿価額は概ね公正価値と同額であります。

・有価証券、投資有価証券：

市場性のある有価証券及び投資有価証券の公正価値は公表されている市場価格に基づいております。市場性のない変動金利付負債証券の公正価値は概ね帳簿価額と同額であります。

・預り保証金：

変動金利の金融商品であるため帳簿価額は概ね公正価値と同額であります。

・社債及び長期借入金：

社債及び長期借入金の公正価値は、貸借対照表日における類似の資金調達契約に適用される利率で割り引いた将来のキャッシュ・フローの現在価値に基づいて算定しております。社債及び長期借入金の公正価値（1年以内償還・返済予定分を含む）は前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末においてそれぞれ、130,842百万円、113,322百万円及び118,974百万円であります。

・デリバティブ：

外国為替予約、金利スワップ契約、通貨スワップ及び通貨金利スワップ契約の公正価値は、取引金融機関から入手するか契約条件が類似するデリバティブの市場価値を基礎として算定しております。前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末におけるデリバティブ資産の公正価値及び帳簿価額はそれぞれ428百万円、1,044百万円及び1,079百万円であり、またデリバティブ負債の公正価値及び帳簿価額はそれぞれ1,756百万円、2,237百万円及び1,539百万円であります。

9　事業買収

当中間連結会計期間に、当社は主に販売経路強化を目的に日本で事業買収（少数株主持分の取得を含む）を行いました。これらに投資した金額は、買収資産に含まれる現金及び現金同等物控除後で10,417百万円であり、それぞれの事業買収はパーチェス法で会計処理しております。これらの事業買収に伴う条件付支払、行使しうるオプション及び未確定の契約は重要性がありませんでした。買収価額のうち取得した純資産の見積公正価値を超過する額は、営業権として計上しており、これらは主として税務上損金算入することができません。

また、当社は買収に伴い特定のその他の無形固定資産を計上しており、これらの資産は見積存続期間にわたり定額法で償却しております。買収によって取得した事業の取得日以降の経営成績については、中間連結損益計算書に含まれております。当社が買収によって取得した事業の経営成績は、個別でも合計でも、当社の経営成績に重要な影響を与えないため、経営成績に関するプロフォーマ情報は開示しておりません。

10　セグメント情報

(1) オペレーティングセグメント

当社のオペレーティングセグメントは以下の３つの区分であり、経営者による業績評価方法及び経営資源の配分の決定方法を反映し、製造技術、製造工程、販売方法及び市場の類似性に基づき決定しております。イメージング ソリューションは、主に一般消費者向けにカラーフィルム、デジタルカメラ、フォトフィニッシング機器、カラーペーパー・薬品等の開発、製造、販売及び現像プリントサービス等を行っております。インフォメーション ソリューションは、主に業務用分野向けに印刷用・医療診断用・情報システム用の各種システム機材、フラットパネルディスプレイ材料及び記録メディア等の開発、製造、販売、サービス等を行っております。ドキュメント ソリューションは、主に業務用分野向けにオフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等の開発、製造、販売等を行っております。

a.売上高

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
イメージング ソリューション：			
外部顧客に対するもの	390,098	348,311	742,993
セグメント間取引	111	299	306
計	390,209	348,610	743,299
インフォメーション ソリューション：			
外部顧客に対するもの	375,639	415,209	768,680
セグメント間取引	2,412	1,639	4,414
計	378,051	416,848	773,094
ドキュメント ソリューション：			
外部顧客に対するもの	487,188	540,060	1,015,701
セグメント間取引	6,897	5,545	13,560
計	494,085	545,605	1,029,261
セグメント間取引消去	△9,420	△7,483	△18,280
連結合計	1,252,925	1,303,580	2,527,374

b.セグメント損益

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
営業利益			
イメージング ソリューション	4,274	△4,970	△7,101
インフォメーション ソリューション	36,764	35,306	71,089
ドキュメント ソリューション	60,442	29,628	100,407
計	101,480	59,964	164,395
セグメント間取引消去	△178	50	47
連結営業利益	101,302	60,014	164,442
その他損益・純額	4,633	3,542	△2,096
連結税引前利益	105,935	63,556	162,346

オペレーティングセグメント間取引は市場価格に基づいております。

前中間連結会計期間及び前連結会計年度におけるドキュメント ソリューションの営業利益には、厚生年金基金の代行返上による影響額が含まれております。

(2) 地域別セグメント情報

a.　前中間連結会計期間、当中間連結会計期間及び前連結会計年度における当社及び子会社の所在地別に分類した売上高及び地域別営業利益は次のとおりであります。

財務会計基準書第131号においては地域別営業利益の開示は要求されておりませんが、当社は日本の証券取引法による開示要求を考慮し、補足情報として開示しております。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
日本：			
外部顧客に対するもの	792,063	814,951	1,624,748
セグメント間取引	173,501	182,789	338,601
計	965,564	997,740	1,963,349
米州：			
外部顧客に対するもの	224,231	223,944	428,361
セグメント間取引	5,496	12,286	15,520
計	229,727	236,230	443,881
欧州：			
外部顧客に対するもの	138,166	153,262	271,438
セグメント間取引	5,886	6,533	11,707
計	144,052	159,795	283,145
アジア及びその他：			
外部顧客に対するもの	98,465	111,423	202,827
セグメント間取引	51,546	114,364	143,699
計	150,011	225,787	346,526
セグメント間取引消去	△236,429	△315,972	△509,527
連結合計	1,252,925	1,303,580	2,527,374
営業利益：			
日本	78,489	39,085	137,448
米州	6,793	2,531	△1,782
欧州	9,418	4,061	10,336
アジア及びその他	7,774	12,233	17,231
セグメント間取引消去	△1,172	2,104	1,209
連結合計	101,302	60,014	164,442

地域別セグメント間取引は市場価格に基づいております。なお、米州における売上高の大部分は、米国において計上されているものであります。

b.　前中間連結会計期間、当中間連結会計期間及び前連結会計年度における外部顧客を所在地別に分類した売上高は次のとおりであります。

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高：			
日本	637,561	646,233	1,311,893
米州	264,926	281,587	515,169
欧州	177,532	188,218	349,903
アジア及びその他	172,906	187,542	350,409
連結合計	1,252,925	1,303,580	2,527,374

(3) 主要顧客及びその他情報

前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、単一顧客に対する売上高が連結売上高の10%を超えるような重要な顧客はありません。

ドキュメント ソリューションは少数株主に対してオフィス複写機とその他機器を販売し、また少数株主より棚卸資産を購入しております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の販売金額はそれぞれ、54,797百万円、88,345百万円及び123,479百万円、購入金額はそれぞれ、8,460百万円、23,909百万円及び19,959百万円であります。ドキュメント ソリューションは、平成２年12月から平成17年12月まで少数株主と長期製品供給契約を結んでおり、双方の合意により延長される可能性があります。当該契約の下、ドキュメント ソリューションは70百万米国ドルを前払いし、特定の製品に関して利益を上乗せしない原価で購入することができます。当中間連結会計期間末における未償却の前払金残高は212百万円であります。少数株主とのライセンス契約その他の取引に関連して、ドキュメント ソリューションはロイヤルティ及び研究開発費等の費用を前中間連結会計期間、当中間連結会計期間及び前連結会計年度でそれぞれ、7,185百万円、8,163百万円及び15,199百万円計上し、主として研究開発受託関連費用をそれぞれ、362百万円、951百万円及び2,308百万円回収しました。

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末（平成16年９月30日）金額(百万円)		構成比(%)	当中間会計期間末（平成17年９月30日）金額(百万円)		構成比(%)	前事業年度要約貸借対照表（平成17年３月31日）金額(百万円)		構成比(%)
（資産の部）										
Ⅰ 流動資産										
現金及び預金			229,840			94,956			129,784	
受取手形			8,005			2,057			1,978	
売掛金			176,433			134,893			141,231	
有価証券			72,968			50,938			65,659	
棚卸資産			79,954			80,484			74,436	
短期貸付金			28,595			107,454			76,500	
繰延税金資産			17,015			14,646			16,648	
その他			12,666			17,018			20,735	
貸倒引当金			△240			△470			△240	
流動資産合計			625,240	35.5		501,979	28.0		526,735	29.8
Ⅱ 固定資産										
有形固定資産	※１ ※２									
建物			88,504			97,643			88,806	
機械装置			122,568			138,032			118,570	
その他			73,395			91,676			93,620	
計			284,468	(16.2)		327,352	(18.2)		300,996	(17.1)
無形固定資産			33,997	(1.9)		39,577	(2.2)		37,197	(2.1)
投資その他の資産										
投資有価証券			207,840			244,428			239,735	
関係会社株式			516,453			574,919			554,444	
関係会社出資金			61,771			67,141			62,035	
その他			29,939			40,285			44,027	
貸倒引当金			△170			△180			△190	
計			815,834	(46.4)		926,595	(51.6)		900,052	(51.0)
固定資産合計			1,134,300	64.5		1,293,525	72.0		1,238,247	70.2
資産合計			1,759,540	100.0		1,795,505	100.0		1,764,982	100.0

区分	注記番号	前中間会計期間末 (平成16年９月30日) 金額(百万円)	構成比(%)	当中間会計期間末 (平成17年９月30日) 金額(百万円)	構成比(%)	前事業年度 要約貸借対照表 (平成17年３月31日) 金額(百万円)	構成比(%)
(負債の部)							
Ⅰ 流動負債							
支払手形		7,394		5,819		6,938	
買掛金		75,980		57,909		56,744	
短期借入金		6,560		12,670		15,712	
未払法人税等		7,766		5,206		5,854	
未払費用		58,779		49,560		53,945	
製品保証引当金		2,514		2,002		2,271	
工事代金支払手形		5,679		12,102		8,259	
その他		28,884		41,339		36,534	
流動負債合計		193,559	11.0	186,610	10.4	186,260	10.5
Ⅱ 固定負債							
退職給付引当金		6,029		3,534		4,428	
役員退職慰労引当金		558		350		628	
その他		32,851		37,980		31,423	
固定負債合計		39,439	2.2	41,865	2.3	36,480	2.1
負債合計		232,999	13.2	228,476	12.7	222,741	12.6
(資本の部)							
Ⅰ 資本金		40,363	2.3	40,363	2.2	40,363	2.3
Ⅱ 資本剰余金							
資本準備金		58,980		59,036		59,036	
資本剰余金合計		58,980	3.4	59,036	3.3	59,036	3.3
Ⅲ 利益剰余金							
利益準備金		10,090		10,090		10,090	
任意積立金		1,363,993		1,406,162		1,363,993	
中間(当期)未処分利益		40,142		38,041		64,169	
利益剰余金合計		1,414,226	80.4	1,454,295	81.0	1,438,254	81.5
Ⅳ その他有価証券評価差額金		18,375	1.0	33,584	1.9	24,805	1.4
Ⅴ 自己株式		△5,404	△0.3	△20,251	△1.1	△20,219	△1.1
資本合計		1,526,541	86.8	1,567,029	87.3	1,542,240	87.4
負債及び資本合計		1,759,540	100.0	1,795,505	100.0	1,764,982	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)		百分比(%)	当中間会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)		百分比(%)	前事業年度 要約損益計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			395,528	100.0		354,508	100.0		761,688	100.0
Ⅱ 売上原価			262,851	66.5		238,605	67.3		504,691	66.3
売上総利益			132,677	33.5		115,903	32.7		256,996	33.7
Ⅲ 販売費及び一般管理費			66,515	16.8		53,930	15.2		122,090	16.0
Ⅳ 研究開発費			40,432	10.2		41,524	11.7		82,216	10.8
営業利益			25,729	6.5		20,447	5.8		52,690	6.9
Ⅴ 営業外収益	※1		14,149	3.6		14,721	4.1		30,153	4.0
Ⅵ 営業外費用			2,013	0.5		2,078	0.6		3,157	0.4
経常利益			37,865	9.6		33,090	9.3		79,686	10.5
Ⅶ 特別利益			—			—			—	
Ⅷ 特別損失			6,415	1.6		1,824	0.5		8,777	1.2
税引前中間(当期)純利益			31,449	8.0		31,265	8.8		70,908	9.3
法人税、住民税及び事業税			8,800	2.2		6,700	1.9		16,100	2.1
法人税等調整額			△1,540	0.3		2,044	0.5		126	0.0
中間(当期)純利益			24,190	6.1		22,521	6.4		54,681	7.2
前期繰越利益			15,956			15,521			15,956	
中間配当額			—			—			6,414	
自己株式処分差損			4			0			53	
中間(当期)未処分利益			40,142			38,041			64,169	

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
該当事項はありません。	該当事項はありません。	該当事項はありません。

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
1　資産の評価基準及び評価方法 (1) 棚卸資産 製品、半製品、仕掛品、補助原料、貯蔵品 ……移動平均法による低価法 半製品及び仕掛品工程中の硝酸銀 ……後入先出法による低価法 主要原材料 ……後入先出法による低価法 (2) 有価証券 子会社及び関連会社株式 ……移動平均法による原価法 その他有価証券 時価のあるもの ……市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの ……移動平均法による原価法	1　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左	1　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
２　固定資産の減価償却の方法 (1) 有形固定資産 定率法(但し、平成10年４月１日以降に取得した建物(付属設備を除く)については定額法)を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物　　　　　２～５０年 機械装置　　　２～１７年 工具器具備品　２～２０年 (2) 無形固定資産 定額法を採用しております。 なお、市場販売目的のソフトウェア、自社利用ソフトウェアについては、それぞれ販売可能有効期間(３年)、利用可能期間(５年)に基づいております。 (会計処理の変更) 無形固定資産の減価償却方法については、従来、ソフトウェアについては定額法、それ以外の無形固定資産については残存価額を零とする定率法によっておりましたが、当中間期よりすべて定額法によることに変更しました。この変更は、固定資産管理システムの変更を契機に無形固定資産の減価償却方法について見直した結果、無形固定資産は全般的にその投資効果が長期にわたり平均的に実現すると考えられ、また今後もそれが継続すると予想されることから期間損益をより適正に表示するために行ったものであります。 なお、この変更による損益への影響額は軽微であります。	２　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。 なお、市場販売目的のソフトウェア、自社利用ソフトウェアについては、それぞれ販売可能有効期間(３年)、利用可能期間(５年)に基づいております。	２　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。 なお、市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間(３年)、利用可能期間(５年)に基づいております。 (会計処理の変更) 無形固定資産の減価償却方法については、従来、ソフトウェアについては定額法、それ以外の無形固定資産については残存価額を零とする定率法によっておりましたが、当期よりすべて定額法によることに変更しました。この変更は、固定資産管理システムの変更を契機に無形固定資産の減価償却方法について見直した結果、無形固定資産は全般的にその投資効果が長期にわたり平均的に実現すると考えられ、また今後もそれが継続すると予想されることから期間損益をより適正に表示するために行ったものであります。 なお、この変更による損益への影響額は軽微であります。

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
３　引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。 (3) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当中間期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。 (4) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) 製品保証引当金 同左 (3) 退職給付引当金 同左 (4) 役員退職慰労引当金 同左	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) 製品保証引当金 同左 (3) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。 (4) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当期末要支給額が残高となるよう計上しております。

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
４　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円換算し、換算差額は損益として認識しております。	４　外貨建の資産又は負債の本邦通貨への換算基準 同左	４　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円換算し、換算差額は損益として認識しております。
５　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	５　リース取引の処理方法 同左	５　リース取引の処理方法 同左
６　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用することとしております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用することとしております。 (2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引（金利通貨スワップ取引） ・ヘッジ対象 子会社への外貨建貸付金 (3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規程に基づく決裁を経て実施することとしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行うこととしております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。	６　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左	６　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
7　その他中間財務諸表作成のための基本となる重要な事項 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。 なお、仮払消費税等と仮受消費税等は相殺のうえ、流動資産の「その他」に含めて表示しております。	7　その他中間財務諸表作成のための基本となる重要な事項 消費税等の処理方法 同左	7　その他財務諸表作成のための重要な事項 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。

会計処理の変更

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
―	(固定資産の減損に係る会計基準) 当中間会計期間から「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会平成15年10月31日企業会計基準適用指針第6号)を適用しております。 これによる損益に与える影響はありません。	―

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成16年９月30日）	当中間会計期間末 （平成17年９月30日）	前事業年度末 （平成17年３月31日）
※１　有形固定資産の減価償却累計額 729,367百万円	※１　有形固定資産の減価償却累計額 740,540百万円	※１　有形固定資産の減価償却累計額 737,634百万円
※２　担保資産 (1) 担保に供している資産 工場財団 建物　24,225百万円 機械装置　34,140 その他の有形固定資産　13,624 計　71,990百万円 (2) 上記担保資産が供されている債務 工場財団 なし	※２　担保資産 (1) 担保に供している資産 工場財団 建物　23,375百万円 機械装置　35,012 その他の有形固定資産　13,927 計　72,315百万円 (2) 上記担保資産が供されている債務 工場財団 なし	※２　担保資産 (1) 担保に供している資産 工場財団 建物　23,875百万円 機械装置　34,883 その他の有形固定資産　14,000 計　72,758百万円 (2) 上記担保資産が供されている債務 工場財団 なし
※　偶発債務 債務保証 銀行借入等についての保証(保証類似行為を含む)を行っております。	※　偶発債務 債務保証 銀行借入等についての保証(保証類似行為を含む)を行っております。	※　偶発債務 債務保証 銀行借入等についての保証(保証類似行為を含む)を行っております。

前中間会計期間末（平成16年９月30日）

保証先	保証額 (百万円)
Fuji Photo Film, Inc.	8,028
Fuji Photo Film Finance (Netherlands)B.V.	5,481
従業員(住宅資金)	16,742
計	30,252

うち外貨保証債務等

US.$	72,300千	8,028百万円
EURO	40,000千	5,481百万円

当中間会計期間末（平成17年９月30日）

保証先	保証額 (百万円)
Fuji Photo Film, Inc.	8,183
Fuji Photo Film Finance U.S.A., Inc.	2,716
Fuji Photo Film Finance (Netherlands)B.V.	4,288
従業員(住宅資金)	14,666
計	29,854

うち外貨保証債務等

US.$	96,300千	10,900百万円
EURO	31,500千	4,288百万円

前事業年度末（平成17年３月31日）

保証先	保証額 (百万円)
Fuji Photo Film, Inc.	7,764
Fuji Photo Film Finance U.S.A., Inc.	2,577
Fuji Photo Film Finance (Netherlands)B.V.	4,443
従業員(住宅資金)	15,670
計	30,456

うち外貨保証債務等

US.$	96,300千	10,341百万円
EURO	32,000千	4,443百万円

前中間会計期間末	当中間会計期間末	前事業年度末
※　受取手形割引高 輸出荷為替手形割引高 8,801百万円	※　受取手形割引高 輸出荷為替手形割引高 6,872百万円	※　受取手形割引高 輸出荷為替手形割引高 6,642百万円

（中間損益計算書関係）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
※１　営業外収益のうち重要なもの 受取利息　1,179百万円 受取配当金　10,363百万円 為替差益　2,307百万円	※１　営業外収益のうち重要なもの 受取利息　1,913百万円 受取配当金　11,609百万円 為替差益　446百万円	※１　営業外収益のうち重要なもの 受取利息　2,842百万円 受取配当金　25,855百万円 為替差益　792百万円
※　減価償却実施額 有形固定資産　24,231百万円 無形固定資産　5,833百万円	※　減価償却実施額 有形固定資産　29,327百万円 無形固定資産　9,627百万円	※　減価償却実施額 有形固定資産　52,211百万円 無形固定資産　12,398百万円

（リース取引関係）

前中間会計期間（自　平成16年４月１日　至　平成16年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置	239	128	110
有形固定資産「その他」	338	239	98
投資その他の資産「その他」等	17	11	6
合計	595	380	215

（注）　取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料中間期末残高相当額

1年以内	95百万円
1年超	119
合計	215百万円

（注）　未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額

(1) 支払リース料　56百万円

(2) 減価償却費相当額　56百万円

4　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当中間会計期間（自　平成17年４月１日　至　平成17年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置	230	147	83
有形固定資産「その他」	245	185	60
投資その他の資産「その他」等	9	5	3
合計	485	338	146

（注）　取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料中間期末残高相当額

1年以内	64百万円
1年超	82
合計	146百万円

（注）　未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額

(1) 支払リース料　42百万円

(2) 減価償却費相当額　42百万円

4　減価償却費相当額の算定方法

同左

前事業年度（自　平成16年４月１日　至　平成17年３月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置	239	142	96
有形固定資産「その他」	306	237	68
投資その他の資産「その他」等	17	12	4
合計	562	393	169

（注）　取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料期末残高相当額

1年以内	75百万円
1年超	93
合計	169百万円

（注）　未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額

(1) 支払リース料　106百万円

(2) 減価償却費相当額　106百万円

4　減価償却費相当額の算定方法

同左

(有価証券関係)

前中間会計期間末(平成16年9月30日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	—	—	—
(2) 関連会社株式	1,054	901	△153
計	1,054	901	△153

当中間会計期間末(平成17年9月30日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	—	—	—
(2) 関連会社株式	1,054	1,002	△52
計	1,054	1,002	△52

前事業年度末(平成17年3月31日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	—	—	—
(2) 関連会社株式	1,054	1,018	△35
計	1,054	1,018	△35

（1株当たり情報）

項目	前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
1株当たり純資産額	2,974.62円	3,076.44円	3,027.50円
1株当たり中間(当期)純利益	47.13円	44.21円	106.40円
潜在株式調整後 1株当たり中間(当期)純利益	なお、潜在株式調整後1株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。	なお、潜在株式調整後1株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。	なお、潜在株式調整後1株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。

（注）　1株当たり中間(当期)純利益金額の算定上の基礎は、以下のとおりであります。

項目	前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
中間(当期)純利益(百万円)	24,190	22,521	54,681
普通株主に帰属しない金額(役員賞与金)(百万円)	—	—	112
普通株式に係る中間(当期)純利益(百万円)	24,190	22,521	54,569
普通株式の期中平均株式数(千株)	513,226	509,369	512,874

（重要な後発事象）

該当事項はありません。

(2) 【その他】

中間配当(商法第293条ノ５に基づく金銭の分配)

平成17年10月31日開催の取締役会において、第110期(自平成17年４月１日　至平成18年３月31日)の中間配当を当社定款第31条の規定に基づき、次のとおり行うことを決議しました。

(1) 受領株主	平成17年９月30日現在の株主名簿及び実質株主名簿に記載又は記録された株主
(2) 支払請求権の効力発生日並びに支払開始日	平成17年12月２日
(3) １株当たりの配当金	12円50銭
(4) 中間配当金の総額	6,367百万円

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書及びその添付書類	事業年度(第109期)	自 至	平成16年４月１日 平成17年３月31日	平成17年６月30日 関東財務局長に提出。
(2)	自己株券買付状況報告書	報告期間	自 至	平成17年３月１日 平成17年３月31日	平成17年４月11日 関東財務局長に提出。
		報告期間	自 至	平成17年４月１日 平成17年４月30日	平成17年５月11日 関東財務局長に提出。
		報告期間	自 至	平成17年５月１日 平成17年５月31日	平成17年６月14日 関東財務局長に提出。
		報告期間	自 至	平成17年６月１日 平成17年６月30日	平成17年７月12日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成16年12月21日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	田中　章　㊞
指定社員 業務執行社員	公認会計士	宮澤孝司　㊞
指定社員 業務執行社員	公認会計士	髙橋治也　㊞
指定社員 業務執行社員	公認会計士	戸田仁志　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成17年12月16日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	田	中		章	㊞
指定社員 業務執行社員	公認会計士	宮	澤	孝	司	㊞
指定社員 業務執行社員	公認会計士	髙	橋	治	也	㊞
指定社員 業務執行社員	公認会計士	中	谷	喜	彦	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成16年12月21日

富士写真フイルム株式会社
取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	田中　章	㊞
指定社員 業務執行社員	公認会計士	宮澤孝司	㊞
指定社員 業務執行社員	公認会計士	髙橋治也	㊞
指定社員 業務執行社員	公認会計士	戸田仁志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの第109期事業年度の中間会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、富士写真フイルム株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成17年12月16日

富士写真フイルム株式会社
取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	田中　　章	㊞
指定社員 業務執行社員	公認会計士	宮澤孝司	㊞
指定社員 業務執行社員	公認会計士	髙橋治也	㊞
指定社員 業務執行社員	公認会計士	中谷喜彦	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成17年４月１日から平成18年３月31日までの第110期事業年度の中間会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、富士写真フイルム株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

A MESSAGE FROM THE MANAGEMENT

Regarding the consolidated revenue during the half-year fiscal period under review (April 1, 2005, through September 30, 2005), although sales of color films and digital minilabs declined, the continued abundance of demand for flat panel display materials supported a large increase in Fujifilm's sales of such materials. In addition, sales of digital color multifunction devices and office printers were strong, particularly overseas. Such positive factors—together with the added sales of companies newly included within the scope of consolidation. And the positive effect of the progressive depreciation of the yen vis à vis the euro—boosted the consolidated revenue to ¥1,303.5 billion (US$11,536 million), a rise of 4.0% over the sàme period in the previous fiscal year.

Domestic revenue amounted to ¥646.2 billion (US$5,719 million), up 1.4%, while overseas revenue totaled ¥657.3 billion (US$5,817 million), up 6.8%. A factor greatly affecting the year-on-year comparison of profitability was the recording of temporary gains on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities in the previous fiscal year. In addition, regarding the cost of sales and operating expenses, the company strove to reduce costs through such measures as those to improve manufacturing efficiency, reduce procurement costs, and more-tightly focus spending on strategically emphasized tasks. However, cost increases due to rises in main raw material prices, greater R&D spending with the objective of creating new products and businesses, and expenses accompanying proactive measures to reorganize manufacturing systems for imaging solutions operations centered on photosensitive materials operations and digital imaging operations. These factors along with the implementation of other restructuring projects caused operating income to drop 40.8%, to ¥60.0 billion (US$531 million). Income before income taxes decreased 40.0%, to ¥63.5 billion (US$562 million), and net income declined 37.2%, to ¥33.1 billion (US$293 million).

The interim cash dividend per share was ¥12.50 (US$0.11).

Review of Operations

Fujifilm's Imaging Solutions segment offers high-value-added products and services that meet a wide range of advanced customer and consumer needs along the "capture-store-print-share" continuum and include both digital and analog products. Having established digital image printing as its primary area of operations, Fujifilm is promoting the easy, beautiful and long lasting characteristics of digital image prints in Japan and overseas, while expanding its base of digital minilab Frontier series installations to establish the "Print at Retail" service infrastructure. Thanks to such energetic efforts, sales of digital image prints grew significantly. With the completion of sizeable orders to major customers in the previous interim fiscal period, demand for new Frontier minilab installations slowed during this interim fiscal period. In contrast, digital camera sales have significantly increased, with high evaluations in the domestic market for the high-sensitivity FinePix F10 and FinePix Z1 digital camera models. Although both models are making headway overseas, particularly in the European and Asian markets, exceptionally fierce competition in the North American market has led to continued price erosion there. The general business environment for color films continued to be severe, but sales of one-time-use recyclable cameras to mass retailers in the North American market maintained strong sales performances.

As for the Information Solutions segment, in flat panel display materials operations, demand for mainstay products such as FUJITAC and WV Film continued to show strong growth. In response to further growth in demand, Fujifilm is taking steps to greatly augment its production capacity, including the establishment of FUJIFILM Kyushu Co., Ltd., a manufacturing subsidiary. In medical imaging product operations, medical diagnostic products such as the FCR (Fuji Computed Radiography) and dry imagers enjoyed robust sales. Sales of endoscope products, centered on the Transnasal Gastroscope, grew smoothly. In its graphic arts system operations, sales of Fujifilm's CTP system-related products climbed sharply, driven by worldwide growth in the use of CTP printing systems. To meet this demand, Fujifilm has begun operations at several new CTP plate manufacturing facilities. Regarding recording media operations, despite intense competition in the mid-range data storage tape and DVD media markets, expansion in both markets led to sales growth.

In the Document Solutions segment, the office products business experienced an increase in domestic sales for DocuCentre C6550 I/ C5540 I, high-speed model color multifunction devices. The number of high-speed color models and low-speed monochrome models exported to North America and Europe increased markedly over the same period of the previous fiscal year. In the office printers business, the volume of color and monochrome printers supplied for overseas markets grew significantly. In particular, growth in the OEM sales volume of low price range color laser printers helped create a large surge in the volume of color laser printer exports to North America and Europe. In the area of production services, sales of computer printing systems and on-demand printing systems for digital printing markets rose sharply in the Asia-Pacific region, including China. In the office services business, sales from document outsourcing operations also continued to grow domestically.

Looking Forward

While trends in the domestic and overseas business environments remain difficult to predict, the Fujifilm Group seeks to achieve improved flexibility and speed in responding to changing trends in its operating environment, working in concert to address the priority issues listed in its VISION75 medium-term management plan. The Group is also striving to solidify its management base while honing its competitive edge toward the realization of further growth and the ultimate goal of higher corporate value.

In conclusion, I wish to express my sincere thanks to our shareholders, customers, and business partners along with my hope for their continued support and encouragement.

December 2005

Shigetaka Komori
President and Chief Executive Officer

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
September 30, 2005 and 2004

Assets	September 30 2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Current assets:			
Cash and cash equivalents	**¥ 264,172**	¥ 404,565	**$ 2,337,805**
Marketable securities	**51,008**	73,038	**451,398**
Notes and accounts receivable:			
Trade and finance	**533,678**	504,917	**4,722,814**
Affiliated companies	**33,073**	29,142	**292,681**
Allowance for doubtful receivables	**(16,402)**	(15,351)	**(145,150)**
Inventories	**384,380**	376,187	**3,401,593**
Deferred income taxes	**87,864**	84,653	**777,558**
Prepaid expenses and other	**31,307**	28,647	**277,054**
Total current assets	**1,369,080**	1,485,798	**12,115,753**
Investments and long-term receivables:			
Investments in and advances to affiliated companies	**49,404**	46,327	**437,203**
Investment securities	**288,331**	245,736	**2,551,602**
Long-term finance and other receivables	**97,874**	96,642	**866,142**
Allowance for doubtful receivables	**(4,609)**	(6,888)	**(40,788)**
	431,000	381,817	**3,814,159**
Property, plant and equipment:			
Land	**75,482**	69,881	**667,982**
Buildings	**584,049**	561,342	**5,168,575**
Machinery and equipment	**1,634,533**	1,592,891	**14,464,894**
Construction in progress	**50,849**	32,640	**449,991**
	2,344,913	2,256,754	**20,751,442**
Less accumulated depreciation	**(1,576,468)**	(1,533,433)	**(13,951,044)**
	768,445	723,321	**6,800,398**
Other assets:			
Goodwill, net	**229,240**	215,572	**2,028,673**
Other intangible assets, net	**48,890**	35,501	**432,655**
Deferred income taxes	**45,817**	51,103	**405,460**
Other	**113,809**	103,696	**1,007,159**
	437,756	405,872	**3,873,947**
Total assets	**¥3,006,281**	¥2,996,808	**$26,604,257**

Liabilities and shareholders' equity	September 30 2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Current liabilities:			
Short-term debt	**¥ 125,824**	¥ 120,358	**$ 1,113,487**
Notes and accounts payable:			
Trade	**268,422**	275,622	**2,375,416**
Construction	**55,867**	34,131	**494,398**
Affiliated companies	**9,793**	12,164	**86,664**
Accrued income taxes	**25,785**	33,486	**228,185**
Accrued liabilities	**189,229**	189,730	**1,674,593**
Other current liabilities	**57,258**	56,155	**506,708**
Total current liabilities	**732,178**	721,646	**6,479,451**
Long-term debt	**76,356**	114,748	**675,717**
Accrued pension and severance costs	**94,744**	130,680	**838,442**
Deferred income taxes	**53,873**	41,254	**476,752**
Customers' guarantee deposits and other	**36,819**	42,148	**325,832**
Minority interests in subsidiaries	**111,082**	114,984	**983,027**
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock, without par value: Authorized: 800,000,000 shares Issued: 514,625,728 shares	**40,363**	40,363	**357,195**
Additional paid-in capital	**68,135**	68,135	**602,965**
Retained earnings	**1,821,132**	1,768,979	**16,116,212**
Accumulated other comprehensive income (loss)	**(8,113)**	(40,688)	**(71,796)**
Treasury stock, at cost (5,334,565 and 1,509,624 shares at September 30, 2005 and 2004, respectively)	**(20,288)**	(5,441)	**(179,540)**
Total shareholders' equity	**1,901,229**	1,831,348	**16,825,036**
Total liabilities and shareholders' equity	**¥3,006,281**	¥2,996,808	**$26,604,257**

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2005 and 2004

	Six months ended September 30		
	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Revenue:			
Sales	**¥1,121,872**	¥1,076,371	**$ 9,928,071**
Rentals	**181,708**	176,554	**1,608,035**
	1,303,580	1,252,925	**11,536,106**
Cost of sales:			
Sales	**709,073**	667,749	**6,274,982**
Rentals	**75,845**	71,478	**671,195**
	784,918	739,227	**6,946,177**
Gross profit	**518,662**	513,698	**4,589,929**
Operating expenses:			
Selling, general and administrative	**366,324**	409,165	**3,241,805**
Research and development	**92,324**	86,360	**817,027**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities	**—**	(83,129)	**—**
Operating income	**60,014**	101,302	**531,097**
Other income (expenses):			
Interest and dividend income	**3,908**	2,765	**34,584**
Interest expense	**(2,088)**	(2,080)	**(18,478)**
Exchange gains (losses), net	**4,066**	3,576	**35,982**
Other, net	**(2,344)**	372	**(20,743)**
	3,542	4,633	**31,345**
Income before income taxes	**63,556**	105,935	**562,442**
Income taxes	**27,408**	42,706	**242,549**
Income before minority interests and equity in net earnings of affiliated companies	**36,148**	63,229	**319,893**
Minority interests	**(5,773)**	(10,914)	**(51,088)**
Equity in net earnings of affiliated companies	**2,739**	391	**24,239**
Net income	**¥ 33,114**	¥ 52,706	**$ 293,044**

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2005 and 2004

Total shareholders' equity	(Millions of yen)	(Thousands of U.S. dollars) *(Note 1)*
Balance at March 31, 2005	**¥1,849,102**	**$16,363,735**
Comprehensive income:		
Net income	**33,114**	**293,044**
Net increase in unrealized gains on securities	**9,793**	**86,664**
Foreign currency translation adjustments	**16,556**	**146,513**
Minimum pension liability adjustments	**(996)**	**(8,814)**
Change in net unrealized gains (losses) on derivatives	**59**	**522**
Net comprehensive income	**58,526**	**517,929**
Purchases of stock for treasury	**(36)**	**(318)**
Sales of stock from treasury	**4**	**35**
Cash dividends applicable to earnings of the period	**(6,367)**	**(56,345)**
Balance at September 30, 2005	**¥1,901,229**	**$16,825,036**
Balance at March 31, 2004	¥1,749,882	
Comprehensive income:		
Net income	52,706	
Net decrease in unrealized gains on securities	(3,984)	
Foreign currency translation adjustments	18,853	
Minimum pension liability adjustments	20,447	
Change in net unrealized gains (losses) on derivatives	117	
Net comprehensive income	88,139	
Purchases of stock for treasury	(307)	
Sales of stock from treasury	49	
Cash dividends applicable to earnings of the period	(6,415)	
Balance at September 30, 2004	¥1,831,348	

CORPORATE INFORMATION

Fuji Photo Film Co., Ltd.

Established
January 20, 1934

Capital
¥40,363,373,192 (As of September 30, 2005)

Tokyo Head Office
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Employees
76,430 (As of September 30, 2005, consolidated)

Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-8212, Japan

Stock Exchange Listings
Tokyo, Osaka, Nagoya

FINANCIAL HIGHLIGHTS

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2005 and 2004

	Six months ended September 30		
	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Revenue	**¥1,303,580**	¥1,252,925	**$11,536,106**
Net income	**33,114**	52,706	**293,044**
	(Yen)		(U.S. dollars)
Per share of common stock:			
Net income *(Note 2)*	**¥65.02**	¥102.71	**$0.58**
Cash dividends declared *(Note 3)*	**12.50**	12.50	**0.11**

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥113=US$1, the exchange rate prevailing on September 30, 2005.
2. The computation of net income per share is based on the average number of shares outstanding during each period.
3. Cash dividends per share represent the amounts declared per share for the respective periods.

Revenue Breakdown (Six months ended September 30, 2005)

By Operating Segment



Imaging Solutions
26.7%
¥348.3 billion (US$3,082 million)

Information Solutions
31.9%
¥415.2 billion (US$3,675 million)

Document Solutions
41.4%
¥540.0 billion (US$4,779 million)

By Domestic and Overseas Revenue



Domestic
49.6%
¥646.2 billion (US$5,719 million)

Overseas
50.4%
¥657.3 billion (US$5,817 million)

Cover: Ramsau, Germany
Photographed by Daisuke Fujimura

GPN Green Purchasing Network
We promote green purchasing for printing service.
This report is printed in accordance with GPN-GL14 Purchasing Guidelines for Offset Printing Service.
Paper: 100% recycled paper is used.
Ink: Soybean-oil ink is used.

Printed in Japan

The file number "82-78"

(e) A copy of Semiannual Report which is prepared in the English language.

Semiannual Report

Six Months Ended
September 30, 2005



FUJI PHOTO FILM CO., LTD.

PHOTO IS

FAMILY DREAM MESSAGE SMILE

YOU PEACE LOVE

MEMORY

「写真」が持つ無数の価値。写真は家族。写真は夢。写真はメッセージ。写真はあなた。写真は思い出。写真は笑顔。写真は愛。写真は平和・・・。
写真は、明日への勇気をくれる。楽しさを分かち合う。いつも大切な人といっしょにいることができる。ファインダーの向こうのその人がもっといとおしくなる。
過去も。現在も。未来も。PHOTO IS . . . FUJIFILM


FUJIFILM

Yoko Ono Lennon Photo: © Yoko Ono, © Bob Gruen, © Nishi F. Saimaru, © Kishin Shinoyama

株主と株式の概況

株式の状況

	平成17年度中間期	平成16年度中間期
株主数	30,356名	29,737名
発行済株式数	514,626千株	514,626千株

所有者別分布（株式数と比率）

	平成17年度中間期	平成16年度中間期
金融機関	186,315千株(36.2%)	216,392千株(42.0%)
証券会社	3,028千株(0.6%)	1,667千株(0.3%)
その他法人	18,609千株(3.6%)	19,299千株(3.8%)
個人・その他	41,532千株(8.1%)	44,956千株(8.7%)
外国法人等	259,881千株(50.5%)	230,876千株(44.9%)
自己株式	5,261千株(1.0%)	1,436千株(0.3%)
計	514,626千株(100%)	514,626千株(100%)

株価（高値・安値）及び株式売買高の推移



株価
株式売買高
4,000円
3,500
3,000
千万株
6.0
5.0
4.0
3.0
2.0
1.0
0
'04/10
11
12
'05/1
2
3
4
5
6
7
8
9

株価及び株式売買高は、東京証券取引所におけるものです。

会社概要

- 設立　昭和9年1月20日
- 資本金　40,363百万円（平成17年9月30日現在）
- 従業員数　9,144名
- 本社　神奈川県南足柄市中沼210番地
- 東京本社　東京都港区西麻布二丁目26番30号

インターネットで当社に関する情報がご覧になれます。
http://www.fujifilm.co.jp/

株主メモ

- 決算期　3月31日
- 定時株主総会　6月下旬
- 公告掲載新聞　日本経済新聞
- 名義書換代理人　東京都千代田区丸の内一丁目4番5号
  三菱UFJ信託銀行株式会社
- 同事務取扱場所　東京都千代田区丸の内一丁目4番5号
  三菱UFJ信託銀行株式会社　証券代行部

（同送付先）　〒137-8081
東京都江東区東砂七丁目10番11号
三菱UFJ信託銀行株式会社　証券代行部
電話（通話料無料）0120-232-711

- 同取次所　三菱UFJ信託銀行株式会社　全国各支店
  野村證券株式会社　全国本支店

株式関係のお手続き用紙のご請求は、次の三菱UFJ信託銀行の電話及びインターネットでも24時間承っております。
電話（通話料無料）0120-244-479（本店証券代行部）
0120-684-479（大阪証券代行部）
インターネットホームページ　http://www.tr.mufg.jp/daikou/

- 1単元の株式の数　100株
- 単元未満株式の買取請求及び買増請求について

単元未満株式（1株から99株の株式）の買取請求（ご売却）及び買増請求（ご購入）については、上記の事務取扱場所・取次所でお取扱いたしております。ただし（株）証券保管振替機構に株券を預託されている場合には、お取引の証券会社にお申し出ください。

なお、当社は決算公告に代えて、貸借対照表ならびに損益計算書を当社のホームページ〈http://www.fujifilm.co.jp/〉に掲載しております。

FUJIFILM
富士写真フイルム株式会社
〒106-8620 東京都港区西麻布2丁目26番30号
電話 (03)3406-2111(大代表)

R100 本誌は古紙配合率100%再生紙を使用しています。



PRINTED WITH
SOYINK

本誌はアメリカ大豆協会が認定する環境にやさしい大豆油インキを使用しています。



GPN
Green
Purchasing
Network

表紙写真／富田文雄氏撮影（群馬県 上信越高原国立公園 草津白根）

財務諸表 平成17年4月1日～平成17年9月30日

連結

貸借対照表

単位：百万円

科目	平成17年度中間期	平成16年度中間期
(資産の部)		
流動資産	1,369,080	1,485,798
投資及び長期債権	431,000	381,817
有形固定資産及びその他の資産	1,206,201	1,129,193
資産合計	**3,006,281**	**2,996,808**
(負債の部)		
流動負債	732,178	721,646
固定負債	261,792	328,830
少数株主持分	111,082	114,984
(資本の部)		
資本金	40,363	40,363
資本剰余金	68,135	68,135
利益剰余金	1,821,132	1,768,979
その他	△28,401	△46,129
資本合計	**1,901,229**	**1,831,348**
負債及び資本合計	**3,006,281**	**2,996,808**

損益計算書

単位：百万円

科目	平成17年度中間期	平成16年度中間期
売上高	1,303,580	1,252,925
営業利益	60,014	101,302
税引前利益	63,556	105,935
中間純利益	33,114	52,706

注)平成16年度中間期 連結損益計算書には、富士ゼロックス厚生年金基金の代行部分を返上したことにより生じた利益の額が含まれております。

単独

貸借対照表

単位：百万円(単位未満切り捨て)

科目	平成17年度中間期	平成16年度中間期
(資産の部)		
流動資産	501,979	625,240
固定資産	1,293,525	1,134,300
資産合計	**1,795,505**	**1,759,540**
(負債の部)		
流動負債	186,610	193,559
固定負債	41,865	39,439
負債合計	**228,476**	**232,999**
(資本の部)		
資本金	40,363	40,363
資本剰余金	59,036	58,980
利益剰余金	1,454,295	1,414,226
その他	13,335	12,972
資本合計	**1,567,029**	**1,526,541**
負債及び資本合計	**1,795,505**	**1,759,540**

損益計算書

単位：百万円(単位未満切り捨て)

科目	平成17年度中間期	平成16年度中間期
売上高	354,508	395,528
営業利益	20,447	25,729
経常利益	33,090	37,865
税引前中間純利益	31,265	31,449
中間純利益	22,521	24,190



社会から信頼される富士フイルムであるために

国内3生産拠点も天然ガス化を推進
～国内の化学系主要工場すべてが天然ガスを採用～

富士フイルムグループは、CO_2排出削減のため、重油から天然ガスへの燃料転換を進めています。

これまでに富士フイルム神奈川工場足柄サイト・神奈川工場小田原サイト・富士宮工場で天然ガス化を推進。更に富士フイルム吉田南工場、富士フイルムオプトマテリアルズ、富士フイルム九州の3生産拠点でも、各工場内に高効率型天然ガスコージェネレーション設備と天然ガスボイラー設備などを設置し、電気、熱を供給するオンサイト型発電を行います。本事業の推進により、全設備が稼動する2010年度の3生産拠点のCO_2合計排出量を、燃料転換未実施の場合と比較して約30%削減する計画です。

富士フイルムグループでは、今後も環境諸問題に対する一歩先行した取り組みにより、"環境品質"の向上に努めていきます。

詳細は、ホームページの「社会・環境レポート」でご覧いただけます。
http://www.fujifilm.co.jp/eco/
〈資料請求も受け付けています〉



▲主要工場のひとつ、富士フイルム神奈川工場足柄サイトの天然ガスを導入したガスタービン発電施設

富士ゼロックス深圳
中国政府から「国家環境友好企業」の認証を授与

富士ゼロックスの中国における生産拠点のひとつである富士ゼロックス深圳が、5月26日、中国国家環境保護総局から「国家環境友好企業」の認証を授与されました。この認証は、環境保護と経済の相互発展の実現を目指している同局が、環境分野の最高位の表彰と位置づけているもので、日本企業では唯一、また広東省でも唯一という名誉ある認証授与となりました。

認証の審査内容は、①汚染物の排出抑制、②環境マネジメントシステム（ISO14001）取得、③廃棄物再資源化など、環境・管理・製品の3分野、22項目に及ぶもので、富士ゼロックス深圳における省エネや「廃棄ゼロ」※の達成（2004年12月）、有害物質の削減など、世界トップレベルの総合的な環境保全活動が高く評価されての認証授与となったものです。

富士ゼロックスは、今後も世界の事業拠点での環境保護に貢献する活動を推進していきます。



▲富士ゼロックス深圳

※富士ゼロックスは、「廃棄ゼロ」の定義を、単純埋め立てが0.5%（重量以下）としています。更に、3カ月連続で再資源化率99.5%以上の達成を条件にしています。

"高感度デジタルカメラ"という新領域を切り拓いた「FinePix F10」にマニュアル撮影機能が加わって、パワーアップ！

FinePix F11



最高感度ISO1600で有効画素数630万画素を実現し、「手ブレ・被写体ブレに強く、暗いところでも背景までキレイに撮れる」と国内外で高評価を得た「FinePix F10」に、新たにシャッター優先AE／絞り優先AE機能を追加し、より豊かな写真表現が可能に。またシーンごとの感度の最適化、動画撮影時の高感度化、液晶モニターの高画質化により、"撮りたいものが撮れるデジタルカメラ"として、更なる進化を遂げました。





高純度・高収量核酸抽出を誇る「QuickGene」に大容量タイプをラインアップ

自動核酸抽出システム「QuickGene-610L」

富士フイルム独自の先進的な高分子製膜技術を駆使した「多孔質メンブレン」を高分子フィルターとして使用し、前処理した血液など各種サンプルから高速で、高純度・高収量の核酸を自動抽出する「QuickGene」。このニューラインアップとして、一回の処理で従来機の約10倍の核酸抽出が可能な「QuickGene-610L」が登場しました。同程度のサンプルを処理できる他の自動抽出装置と比較して、小型化・低コスト化も実現しています。



グラフィックアーツ市場向け
高速、高画質カラー複合機＆高性能専用プリントサーバー

富士ゼロックス DocuColor 5065P＋Print Server

クオリティだけでなく生産性にこだわるデザインオフィスや出力センター、印刷会社などのお客様に応える、リアル2400dpiの高解像度とカラー毎分50枚という高速出力を実現。また、赤・青・緑といった2次色の再現性の向上により鮮やかな発色を実現するEA-HGトナーを採用し、業界標準のDIC標準色認定と、東洋インキの標準色認定を取得しています。

プラズマディスプレイ用材料事業に進出

電磁波シールドフィルム

富士フイルムは、薄型テレビ市場において液晶ディスプレイと並んで需要が拡大しているプラズマディスプレイ向けに、パネル本体から発生する電磁波を防ぐ「電磁波シールドフィルム」を開発しました。

当社の「電磁波シールドフィルム」は、これまで写真・印刷・医療などで培った銀塩写真技術を応用して開発したもので、電磁波シールド性と画質を向上させる透過率に優れています。その上、現像された銀の黒みを生かすことで、画面上でのリアルな黒色表現を可能にしました。シンプルな製造工程であるため、コストダウンと安定供給が可能です。更にロールフィルム状で供給できること、加工が容易であることなどでも大いに注目を集めています。



プラズマディスプレイパネル
構成例
プラズマディスプレイパネル
光学フィルター
前面ガラス基板
表示パネル
背面ガラス基板
回路
筐体
空気層
電磁波シールドフィルム
強化ガラス
反射防止フィルム
近赤外線カット
粘着層

今後、量産のための開発を更に進め、2006年より本格的に事業展開を図り、液晶ディスプレイ用材料である「フジタック」「WVフィルム」などと合わせて、フラットパネルディスプレイ材料事業の更なる拡大を目指します。

中国における印刷システム事業分野の投資を加速

富士フイルムは、中国で2拠点目の刷版生産工場「富士膠片印版（蘇州）有限公司」（2007年3月稼働開始予定）を設立しました。急拡大が進む中国での刷版需要を満たすとともに、アジアなどへの輸出拠点として活用していきます。

また、販売現地法人「富士星光印刷器材（上海）有限公司」を中国印刷科学技術研究所との合弁で設立し、2005年4月1日より営業を開始しました。広い市場を持つ中国において、お客様の幅広いニーズに素早く対応するとともに、材料・機器・サービスを含めたトータルソリューションを提供していきます。



▲「富士膠片印版（蘇州）有限公司」完成予想図

富士フイルムグループ持株会社制への移行について

富士フイルムは、来年の株主総会の承認を条件として、会社分割方式により、来年10月1日をもって持株会社制へ移行すべく、その準備に入ることを決定しました。これは、中期経営計画「VISION75」における3つの基本戦略の中に掲げた「連結経営の強化」をより一層徹底していくために、富士フイルムグループ全体としての成長を見据えた新たな経営体制の確立が必要との判断によるものです。持株会社制への移行により、グループ全体を俯瞰した戦略立案や、全体最適の視点を重視したグループ資源の配分をより積極的に推進していくとともに、グループ会社のコラボレーション領域の拡大やグループ内人材の人事交流、共通する業務の集約による効率化を促進し、富士フイルムグループの更なる成長・発展を目指していきます。

写真の価値を伝える企業メッセージTVCM

PHOTO IS

富士フイルムは、写真文化の発展の一翼を担うべく、さまざまな活動を行っています。2004年より、「写真の価値を伝える」企業メッセージTVCM「一枚の写真」「あしたに続く写真」シリーズを展開してきました。2005年10月からは、新シリーズ「PHOTO IS」を放映、かけがえのない写真の価値を発信していきます。



PHOTO IS LOVE


Photo © Kishin Shinoyama

PHOTO IS PEACE

2005年10月より新たにスタートする「PHOTO IS」シリーズは、写真の持つさまざまな価値を「PHOTO IS ○○○(写真は○○○)」というシンプルなコピーで、できる限り多く、具体的なメッセージを世の中に紹介・発信しているTVCMです。

『写真』には人それぞれの「思い」によって無数の価値があり、またそれは「世代」によっても違うものです。そして、写真は時に、勇気、元気、笑顔を与えてくれます。

写真が持つその多様な価値や素晴らしさをストレートなメッセージで訴えることにより、多くの方々に「写真を撮ること」「写真で残すこと」の大切さを伝えていきます。

「無数の写真の価値」のメッセージ発信にふさわしい「ジョン・レノン&オノ・ヨーコ」


PHOTO IS

ジョン・レノンの名曲「イマジン」※に乗せて、二人の大切な思い出の写真を紹介。それぞれの写真への思いをオノ・ヨーコさん本人が「PHOTO IS」というワードを使って優しく語りかけます。

※日本の企業CMで「イマジン」の原曲使用は今回が初めてです


HAIR PEACE
BED PEACE

PHOTO IS YOU

PHOTO IS MESSAGE

デジタル複合機が提供する、ドキュメントサービスの利用が可能となります。

富士ゼロックスのドキュメント活用環境とICカードが連携すれば、「いつでも」「どこでも」文書のやりとりを円滑に行うことができます。安全の点では、作成した文書や受信したFAXを、デジタル複合機に個人のICカードをかざしてはじめて出力する、こうすれば第三者による文書の取り違えや機密漏洩の防止もできます。また、ICカードと文書管理システムとが認証を果たすことにより、社内であればどこにいても、あるいは将来的に街のコンビニエンスストアなどでも、文書をやりとりすることができるようになります。更に、この文書管理の認証サービスに、富士ゼロックスが独自に開発した「電子ペーパー」技術を組み合わせれば、ICカードに登録した文書のサムネイル(縮小画像)をカード上の電子ペーパーに表示することが可能になります。ICカードには文書データ本体ではなく、文書管理システム内の格納先情報だけを保存する仕組みのため、ICカードを紛失しても文書を読み取られる心配はありません。

この他、このICカードに電子マネー機能(Edy)搭載のFeliCa(フェリカ)を採用すれば、課金・決済を行うことも可能になります。このサービスは、2005年4月より、慶應義塾大学(藤沢キャンパス・日吉キャンパス)の大学生協で導入が開始されており、大学内に設置された複写機の利用や決済は、大学生協とANAマイレージクラブ・キャンパスカードのタイアップによる電子マネーEdy付ICカードで行われています。

富士ゼロックスはこれからもドキュメント領域のリーディングカンパニーとして、ICカードを使ったドキュメントサービスのみならず、「Open Office Frontier」を具現化する新たなワークスタイルの提案を続けていきます。

富士ゼロックス独自の電子ペーパー「光書き込み型E-Paper®」技術でICカード内の情報を可視化


1960 ポイント
e-paper
FUJI XEROX

富士ゼロックスは、複写機に利用されている有機光導電材料と液晶表示材料を組み合わせ、瞬時に表示内容の書き換えが可能な光書き込み型E-Paper®を開発しました。このE-Paper®は、一万回以上の書き換えが可能で、一度書き込んだら無電源で表示可能です。これをICカードに搭載し、ポイントカードの情報表示やゲストカード・入館証の発行などに利用分野を広げていきます。

ICカードを使ったドキュメントサービス

～自動認識総合展(参考出品)より～ ※2005年9月14日～16日開催



1 ICカードを複合機に設置されたカードリーダーに挿入する



2 文書をスキャンする
スキャンした文書は、Web対応情報共有ソフトウェア「DocuShare」に格納。ICカードには格納先のアドレスが保存され、E-Paper®に文書のサムネイルが表示される



3 パソコンのカードリーダーにICカードを挿入する



4 複合機でスキャンした文書がパソコン画面上に呼び出され、プリントができる
ICカードの情報、E-Paper®の表示は消去される

新時代のワークスタイルを提案

富士ゼロックスの事業ビジョン「Open Office Frontier」の実現を支える
ICカードによるドキュメントサービス

「ドキュメント」を中心にさまざまなサービスを提供する富士ゼロックスは、事業ビジョンに「Open Office Frontier」を掲げて新たなオフィスソリューションの提供を開始しました。そのひとつとして、ICカードを使ったサービスモデルを構築し、ユビキタス時代における組織・空間・時間を超えた新しいワークスタイルを提案しています。



家で…
データ読み込み
Web対応情報共有
ソフトウエア
DocuShare
コンビニエンスストアで…
文書プリント出力
文書プリント出力
社外の会議室で…
オフィスで…
文書プリント出力
文書プリント出力
会議室で…
インターネットの世界
イントラネットの世界

富士ゼロックスが掲げる事業ビジョン「Open Office Frontier」

お客様が、組織や企業の間で人々のコラボレーションの障害となるさまざまな壁を取り除き、生産性を高め、「フロンティア精神」を発揮して、新たな価値を創造できる環境。そのような開かれたオフィスを実現していくことが、富士ゼロックスの事業ビジョン「Open Office Frontier」に込められた意味合いです。

ブロードバンドの普及による本格的なネットワーク社会の到来を受け、富士ゼロックスは「Open Office Frontier」の具現化への取り組みを加速させています。“社内外のさまざまなネットワークを使って、必要な「ドキュメント」を、必要な「場所」で、必要な「時」に、安全にやりとりする”といった、組織・空間・時間を超えた「ドキュメント」のハンドリング環境の実現に向かって、すでに試験的に開始している取り組みの一例をご紹介します。

文書出力の「いつでも」「どこでも」を実現するICカードによるドキュメントソリューション

富士ゼロックスは、ICカードを使ったドキュメントサービスを、「Open Office Frontier」を具現化するための重要なソリューションのひとつとして位置付けています。

組織や企業間の壁を超えた開かれたオフィスを実現するためには、セキュリティ機能の整備が必要不可欠です。IDなどの情報を登録したICカードを活用することで、システムが個人認証した場合にのみ、コピー・プリント・FAXなどを搭載した

フジノンの経鼻内視鏡　　**従来の内視鏡**


先端径 5.9mm
先端径10mm

先端径を5.9mmと細くしたので、無理なく鼻からの挿入が可能。内視鏡が舌根に触れないので、咽頭反射（嘔吐感）がありません。

て麻酔も微量で済むため、患者さんの体への負担も軽減され、検査後すぐに通常の生活に戻ることができます。

これら身体的負担の軽減のほか、医師と患者が対話しながら検査を進めることができ、"安心・安全"な医療の実現に貢献しています。

93%の患者さんが次回も「経鼻内視鏡」検査を希望しています



出雲中央クリニック
院長 宮脇 哲丸さん

Q.次回の内視鏡検査はどの方式がよいですか？


その他 3%
口から 4%
鼻から 93%

「経鼻内視鏡」検査は、医師も患者もリラックスした状態で、対話をしながらゆっくり観察することができ、病巣の早期発見にもつながります。当院で2002年12月から2004年5月までの間に経鼻内視鏡検査を受けた約2000人に、次回「口から」と「鼻から」のどちらの内視鏡検査がいいかを調査をしたところ、93%が「鼻から」と回答しています。この数字からも「経鼻内視鏡」の良さを理解していただけるのではないでしょうか？

●「経鼻内視鏡」検査が受けられる病院・施設は……
ホームページ　http://hanakara.jp/　　TEL ☎0120-87-9274

病巣の早期発見・早期治療に貢献
内視鏡の需要がますます拡大

病気の早期発見・早期治療がますます重要視されるようになり、バリウム検査などでは見つかりにくい病巣を発見できる内視鏡検査が注目を集め、開腹しなくても処置できる内視鏡外科手術のニーズが高まっています。また、健康診断に内視鏡を取り入れる医療機関も増加しており、今後その傾向はより一層進んでいくと考えられています。

フジノンは、大学をはじめ、医師や医療機関、医療機器メーカーなどと協力しながら、他社では実現できないオンリーワンの製品を開発し、医療の質の向上・発展を支えていきます。

フジノンでは、コンピュータを使った鉗子システムの開発や富士フイルムグループの持つ画像処理技術を駆使した高度画像診断支援技術の開発にも力を入れています

●コンピュータ支援鉗子システム



コンピュータによる高精密制御によって、内視鏡外科手術用の処置具（鉗子）を操作。医師の負担が軽減され、高度な手術が可能になります。

＊（株）東芝と慶応義塾大学医学部が中心になって開発した技術をベースに、フジノンと瑞穂医科工業が共同で製品化

●内視鏡画像診断支援機能
「FICE (FUJI Intelligent Chromo Endoscopy)」



元の食道画像



「FICE」処理した食道画像

内視鏡の撮影画像を簡単な操作で見やすい波長に変える機能で、病巣の早期発見に貢献します。

＊千葉大学フロンティアメディカル工学センターが開発したアルゴリズムを使ってフジノンが製品開発

斬新なアイディアと独自技術で躍進する
内視鏡事業

"胃カメラ" として知られている内視鏡。ここ数年、内視鏡診断は目覚ましく発達し、市場規模も拡大しています。富士フイルムグループの総合光学機器メーカー、フジノンは、独自の精密光学技術に高解像度・高感度「スーパーCCDハニカム™」や高度な画像処理技術「Image Intelligence™」などを組み合わせて、次々と患者さんへの負担が少なく医師が使いやすい内視鏡を製品化し、医療分野に貢献しています。



内視鏡検査は苦しくない！ 鼻から入れる極細内視鏡の登場

フジノンの内視鏡事業への進出は、1971年。産業用レンズなどで培った精密光学技術を生かし、光ファイバーの先端に高画質・高性能レンズを搭載した高精度な内視鏡を提供してきました。また、1984年には世界初の電子内視鏡を開発し、画像診断のデジタル化にも寄与しています。

2000年に発売された「経鼻内視鏡」は、今、内視鏡で最も注目を集めている製品のひとつです。

この製品は、内視鏡の先端径を5.9mmまで細くし、鼻から入れることで、口から入れたときに伴う嘔吐感を感じることなく、検査を進めることが可能です。また、口からの場合と比べ



世界初！ 小腸全域の検査・処置を可能にした ダブルバルーン電子小腸鏡

2003年、世界で初めて発売されると、医学界で大きな反響を巻き起こしたのが、フジノンの「ダブルバルーン電子小腸鏡」です。

小腸は、全長が7mと長い上に体内で固定されていません。そのため、小腸の内視鏡検査は、小腸の動きに合わせて内視鏡を挿入したり押し込むといった方式で、患者さんにとっては苦痛を伴うものでした。そんな実態に疑問を抱いた自治医科大学 消化器内科 山本 博徳医師は、内視鏡に2つのバルーンを取り付け、これを膨らませたり縮ませたりして、小腸全域を観察する方法を発案しました。

このアイデアの製品化を担ったのが、フジノンです。「ダブルバルーン電子小腸鏡」は小腸全域の検査を可能にし、小腸の病気の早期発見にも貢献しています。また、内視鏡から挿入した鉗子で組織の切除や採取などの処置もでき、患者さんの体力的な負担が軽減できます。



▲「ダブルバルーン電子小腸鏡」は、日本経済新聞社が年一回、特に優れた新製品・サービスに対して表彰する「2004年日経優秀製品・サービス賞 最優秀賞日経産業新聞賞」を受賞

新開発の「リアルフォトテクノロジー」が“高感度で高画質”を実現

これまでのデジタルカメラは、一般的に感度を高くすると、ノイズ（ざらつき）が目立つという問題がありました。

そこで、高感度でも高画質で撮影できるようにと開発されたのが、「リアルフォトテクノロジー」です。高精細の明るい「フジノンレンズ」、八角形の画素形状によって高感度・高画質が得られる「スーパーCCDハニカム™」に加え、ノイズを徹底的に排除した画像処理システム「リアルフォトエンジン」を新開発。これにより、高感度でもノイズの少ない美しい写真が撮影できます。

“高感度で高画質”な「FinePix」は、失敗写真の削減だけでなく、これまで難しかった室内・結婚式・イルミネーションなどでも、自然な雰囲気のままに撮影できるようになり、撮影領域の拡大にも寄与しています。

高感度で高画質

従来のデジタルカメラ　⇒　富士フイルムの高感度デジタルカメラ

高感度での撮影時に発生するノイズを低減。高感度でもキレイに撮れます

高感度デジタルカメラのラインアップ充実！撮った後は「お店プリント」でキレイに残す

今秋、富士フイルムは、高感度デジタルカメラのラインアップを強化。レンズ交換なしに広角から望遠までカバーし、デジタル一眼レフカメラにはない動画撮影機能を搭載した高感度ネオ一眼デジタルカメラ※「FinePix S9000」「FinePix S5200」を発売し、ご好評いただいています。また、「FinePix F10」はシャッター優先AE／絞り優先AE機能を追加した「FinePix F11」に、デザイン性に優れた「FinePix Z1」は最高感度ISO1600を実現した「FinePix Z2」へと進化しています。

これからも当社独自の“高感度”という特長にフォーカスした新商品作りに注力し、“高感度・高画質No.1=FUJIFILM・FinePix”を追求していくとともに、高感度デジタルカメラで撮った画像をフジカラーのお店でキレイに写真に残す「お店プリント」の拡大も強力に進めていきます。



※レンズ一体型・電子ビューファインダー搭載のデジタルカメラの呼称

●富士フイルムの高感度デジタルカメラのラインアップ

ネオ一眼タイプ

ISO1600 × 512万画素　ネオ一眼デジタルカメラ入門機　**FinePix S5200**



・38mm～380mmの10倍ズームレンズ

ISO1600 × 903万画素　9メガ高感度　**FinePix S9000**



・28mm～300mmの10.7倍ズームレンズ
・一台であらゆるシーンを撮影可能

コンパクトタイプ

ISO1600 × 512万画素　薄型スタイリッシュモデル　**FinePix Z2**



・キズ・コスレに強い強化ガラスを採用した2.5型液晶モニター搭載。高精細な約23.2万画素を実現し、明るさも従来比30%アップ
・赤外線通信機能付き

ISO1600 × 630万画素　コンパクトなスタンダードタイプ　**FinePix F11**

・高速起動、連続撮影約500枚など、基本性能も充実
・シャッター優先AE／絞り優先AE機能搭載

撮りたいものが撮れる！

富士フイルムだから実現できた デジタルカメラの高感度×高画質

DIGITAL CAMERA FinePix

「ブレない、暗いところでもキレイに、撮りたいものが撮れるデジタルカメラとは？」徹底的なユーザー調査と技術開発を通じて完成した高感度デジタルカメラ「FinePix F10」「FinePix Z1」は、幅広い層に支持され、"高感度デジタルカメラ"という新領域を切り拓きました。今後更にラインアップを広げ、"高感度・高画質No.1＝FUJIFILM・FinePix"を打ち出していきます。


6.3 MEGA PIXELS
REAL PHOTO ENGINE
FUJINON ZOOM LENS


SUPER CCD HONEYCOM V HR
Real Photo Technology
REAL PHOTO ENGINE
FUJINON LENS


背景までキレイに写る

高感度だから、ノンフラッシュで雰囲気を生かした撮影ができます


動く被写体もブレない

高感度だから、動いている人も速いシャッタースピードでブレずに撮れます

フィルムで培ったノウハウをデジタルカメラに応用

デジタルカメラは買い換えユーザーの増加とともに、ただ撮れるだけではなく、「暗いところでもキレイに撮れる」「ブレないでキレイに撮れる」ことが求められるようになってきました。こうしたニーズを満たすために富士フイルムが選択したのが、「高感度化」です。

感度とは、カメラ（フィルムやCCD）が光を感じる能力のこと。感度が高いほどたくさんの光を捉えられます。そのため、高感度にすると、暗いところでもノンフラッシュで、背景もキレイに撮れるようになるのです。

また、高感度にすることによって、速いシャッタースピードで撮影できます。これにより、撮影時にカメラが動いてしまうことで起こる「手ブレ」のほか、被写体が動くことによって起こる「被写体ブレ」も軽減できます。「被写体ブレ」は、メカ的なブレ軽減機能では抑えることができません。高感度デジタルカメラだから可能になった新たな付加価値です。

長年にわたりフィルム市場で培ってきた高感度化のノウハウと発想を応用し、"撮りたいものが撮れる"デジタルカメラを作り上げました。

代表取締役社長・CEO
古森重隆



売が堅調に推移するとともに、医用画像情報ネットワークシステム「SYNAPSE」の販売も着実に増加しております。また内視鏡製品では、「経鼻内視鏡」を中心に順調に売上を伸ばしております。印刷システム事業では、需要が旺盛なCTPプレートの販売が拡大しました。さらに、新規連結子会社に「FUJIFILM Sericol UK Limited」を加え、産業用インクジェット用インクなどの分野にも事業領域の拡大を進めております。記録メディア事業のミッドレンジ系データストレージテープ並びにDVDディスクは、熾烈な競合状況の中で、市場の拡大を背景に売上を伸ばしました。

ドキュメントソリューション部門では、カラー複合機の上位機種である「DocuCentre C6550I/C5540I」が好調に販売台数を伸ばしたほか、カラー高速機、モノクロ低速機の複合機に加え、低価格カラー機のレーザープリンターの欧米向け輸出が増加しました。また、アジア・中国地域を中心に、コンピュータープリンティングシステムやデジタル印刷市場向けのオン・デマンド・プリンティングシステムの販売台数も大幅に伸びました。アジア・パシフィック地域の4拠点に前年度開設した「epicenter」を、収益性に優れた次世代のデジタル出力のビジネスモデルを構築する場として有効に活用し、デジタルプリンティング市場の拡大にも取り組んでおります。

当社は、現在、中期経営計画「VISION75」で掲げた基本戦略に沿って、様々な課題に対する取り組みを着実に推進しております。ライフサイエンス事業の基盤強化を担う「富士フイルム・シミック ヘルスケア(株)」の設立、化学薬品事業部の新設、富士ゼロックスの国内営業体制一新によるサービス事業の強化などは、新たな成長に向けての取り組みの一例です。

また、写真感光材料やフラットパネルディスプレイ材料の生産拠点である足柄工場と小田原工場の組織を機能毎に一元化し、新たに「神奈川工場」としてスタートさせるなど、事業構造の変化に対応した、より効率的で競争力の高い生産体制の構築に向けた構造改革も加速させております。

今後さらに、連結経営の強化も含めた諸施策を推し進め、強固な経営基盤の確立と競争力の強化・成長を実現し、株主価値の向上を目指してまいります。

株主の皆様におかれましては、今後ともなお一層のご支援、ご鞭撻を賜りますようにお願い申し上げます。

単位:百万円(1株当たり中間純利益は除く)

	連結		単独	
	平成17年度中間期	平成16年度中間期	平成17年度中間期	平成16年度中間期
売上高	1,303,580	1,252,925	354,508	395,528
税引前利益	63,556	105,935	33,090	37,865
中間純利益	33,114	52,706	22,521	24,190
1株当たり中間純利益(円)	65.02	102.71	44.21	47.13
資産合計(期末)	3,006,281	2,996,808	1,795,505	1,759,540
資本合計(期末)	1,901,229	1,831,348	1,567,029	1,526,541

注) 1.単独業績の表示は、税引前利益が経常利益となります。
2.平成16年度中間期 連結税引前利益及び連結中間純利益には、富士ゼロックス厚生年金基金の代行部分を返上したことにより生じた利益の額が含まれております。

ごあいさつ

株主の皆様におかれましては、ますますご清栄のこととお喜び申し上げます。

当中間期（平成17年4月1日～平成17年9月30日）における日本経済は、民間設備投資が増加してきているものの、雇用情勢には依然として厳しさが残っており、個人消費は緩やかな増加に止まっております。海外では、米国及び中国を中心としたアジア経済が堅調に推移しましたが、欧州主要国の経済は、個人消費の伸びが低調なこともあり、景気回復の足取りは鈍く推移しました。さらに今後は、全世界的に原油価格高騰による景気への影響が懸念されます。

このような状況下、当社は、各分野において積極的な事業展開と事業領域の強化・拡大に努め、その結果、当中間期の連結売上高は、1兆3,035億円、利益につきましては、営業利益600億円、税引前利益635億円、当期純利益は331億円となりました。なお、前年同期との比較では減益となっておりますが、これには富士ゼロックス厚生年金基金の代行給付返上に伴って前年同期に計上した一過性の益が大きく影響しております。

当中間期の配当金につきましては、1株当たり12円50銭に決めさせていただきました。

イメージング ソリューション部門では、カラーフィルムやデジタルミニラボの分野が厳しい事業環境にありますが、重点分野と位置付ける「デジカメプリント」が、デジタルミニラボ「フロンティア」の普及と、「カンタン・キレイ・色あせない」という当社デジカメプリントの特長の強力な訴求により、国内外で大幅に拡大し、カラーペーパーの販売数量の増加に寄与しました。デジタルカメラでは、最高感度ISO1600で手ブレ・被写体ブレに強く、暗いところでもきれいに撮れる「FinePix F10」と薄型スタイリッシュモデルの「FinePix Z1」が市場で高い評価を得ました。レンズ付フィルムは、北米市場において大手取引先向け供給が拡大し販売が好調に推移しております。

インフォメーション ソリューション部門では、「フジタック」「WVフィルム」等のフラットパネルディスプレイ材料製品の売上拡大が続いております。既存工場の生産設備の増強や、生産子会社「富士フイルム九州（株）」の建設などを通じ、急ピッチで生産能力を拡大し、急増する需要に総力をあげて対応しております。医療画像事業では、FCRやドライイメージャーなど機器製品の販

財務ハイライト

連結


売上高（億円）
25,000
20,000
15,000
10,000
5,000
0
25,667
25,273
12,597
12,529
13,035
□通期
■中間期
平成15年度
平成16年度
平成17年度


売上構成比 平成17年度中間期
41.4%
26.7%
31.9%
□：イメージング ソリューション
□：インフォメーション ソリューション
■：ドキュメント ソリューション


1株当たり当期純利益（円）
250
200
150
100
50
0
160.38
164.78
80.10
102.71
65.02
□通期
■中間期
平成15年度
平成16年度
平成17年度


FUJIFILM
I&I - Imaging & Information

The file number "82-78"

(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.

FUJIFILM NEWS

株主のみなさまへ

DECEMBER 2005 vol.69